As filed with the Securities and Exchange Commission on February 28, 1997

                                                   Registration No. 333-
 =============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 -------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933

                                 -------------

              International Telecommunication Data Systems, Inc.
            (Exact Name Of Registrant As Specified In Its Charter)

       Delaware                    7371               06-1295986
     (State or other         (Primary Standard
     jurisdiction of             Industrial         (I.R.S. Employer
     incorporation or        Classification Code     Identification
      organization)               Number)                No.)

                                 -------------

       225 High Ridge Road, Stamford, Connecticut 06905 (203) 329-3300
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                 -------------

                               CHARLES L. BAKES
                    President and Chief Executive Officer
              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                             225 High Ridge Road
                  Stamford, Connecticut 06905 (203) 329-3300
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)


                                 -------------

                                  Copies to:
           JOHN A. BURGESS, ESQ.
              JOHN H. CHORY, ESQ.            BARBARA L. BECKER, ESQ.
               Hale and Dorr LLP             Chadbourne & Parke LLP
                60 State Street               30 Rockefeller Plaza
          Boston, Massachusetts 02109          New York, NY 10112
                 (617) 526-6000                  (212) 408-5100

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


-------------

                       CALCULATION OF REGISTRATION FEE

 -----------------------------------------------------------------------------

   Title of Each                                             Proposed Maximum
     Class of                          Proposed Maximum          Aggregate          Amount of
 Securities to be    Amount to be     Offering Price per    Offering Price (1)    Registration
    Registered      Registered (1)        Share (2)                 (2)                Fee
------------------ ----------------  --------------------- --------------------- --------------
Common Stock, $.01
  par value per      2,415,000
  share                shares               $23.188              $55,999,020          $16,970

(1) Includes 315,000 shares which the Underwriters have the option to purchase from certain of the Selling Stockholders to cover over-allotments, if any. See "Underwriting".

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon prices on the Nasdaq National Market on February 26, 1997.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration
Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
 =============================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration under the securities laws of any such State.

                Subject to Completion, dated February 28, 1997


PROSPECTUS

                               2,100,000 Shares

                                 [ITDS logo] ITDS
                                INTERNATIONAL
                              TELECOMMUNICATION
                                 DATA SYSTEMS

                                 Common Stock

                                -------------

Of the 2,100,000 shares of Common Stock, par value $.01 per share, of International Telecommunication Data Systems, Inc. ("ITDS" or the "Company") offered, 500,000 are being offered by the Company and 1,600,000 are being offered by the Selling Stockholders. See "Principal and Selling
Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

The Company's Common Stock is traded on the Nasdaq National Market under the symbol ITDS. On February 26, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $22 7/8 per share. See "Price Range of Common Stock."

                                -------------

See "Risk Factors" beginning on page 6 for a discussion of factors that should be considered by prospective purchasers of the Common Stock offered hereby.

                                -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 =============================================================================
                           Underwriting                    Proceeds to
               Price to    Discounts and   Proceeds to       Selling
                Public    Commissions (1)  Company (2)    Stockholders
 ----------------------------------------------------------------------------
Per Share          $             $              $               $
 ----------------------------------------------------------------------------
Total (3)          $             $              $               $
 =============================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting estimated expenses of $370,000 payable by the Company.

(3) Certain of the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an aggregate of 315,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions
    and Proceeds to Selling Stockholders will be $     , $      and $     ,
    respectively. See "Underwriting."

The shares of Common Stock offered by this Prospectus are offered severally by the Underwriters subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of certificates for the shares will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about             , 1997.

Lehman Brothers
                              Alex. Brown & Sons
Incorporated
                                                               Cowen & Company

           , 1997

                        [Picture of Globe in night sky
              Perspective of flat plane disappearing in distance]

                                [ITDS logo] ITDS
                                 INTERNATIONAL
                                 COMMMUNICATION
                                  DATA SYSTEMS



   CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

   IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

[Photograph depicting use of ITDS Point of Sale product at remote location]

Provided to users as a complete package, the ITDS Point Of Sale product can be installed at a carrier's home office, a mall kiosk, or on a remote laptop computer -- virtually anywhere that subscribers demand sales, service and activations.


                         [Text Representation of Chart]

                            (Home & Roam
Switch            Call    Billing Records)     ITDS 10X(R) Subscriber
MTSO   ---->   Collector  -------------------> Data Base
                                                     |
                                                     |
                                                     |
                                                     |
---------------------------------------------------------------------------
     |         |       |      |       |      |       |       |      |     |
SwitchLink     |       |   CreditLink |      |    Payment    |      | 10XArchive
Provisioning   |       |      |       |      |    Options    |      |    CD/ROM
               |       |      |       |      |       |       |      |
               |       |      |     Point    |       |       |      |
       Debit/Threshold |      |       Of     |       |InventoryScan |
          Billing*     |      |     Sale     |       |              |
                       |      |      | |     |       |              |
                       |      |      | |     |       |              |
              General Ledger  |      | | Collections |            10XWrite
                 Interface    |      | |    Module   |          Report Writer
                    |         |      | |             |
                    |          ------   -------------------------------------
                    |             |          |       |        |       |
                    |             |          |       |        |       |
                    |             |          |       |        |       |
                 Client         Credit    Credit   ITDS       |    ACH Bank
               Accounting       Bureau     Cards  PayScan     |      Draft
                System                                        |
                                                           Direct
                                                          Invoice

* Under Development

[Photograph depicting use of ITDS Point of Sale product at Kiosk location]


Designed to reduce the amount of keystrokes by sales clerks, ITDS' fully integrated Point Of Sale system is an intelligent sales processing system.



[Photo of Globe] INNOVATION, QUALITY, AND SERVICE EXCEEDING EXPECTATIONS

Innovation, Quality, and Service Exceeding Expectations is ITDS' corporate mission statement. These components form the foundation upon which ITDS' staff rely in order to meet the challenges of a diverse world-wide telecommunication revolution.

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted herein, all information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option.


                                 The Company

   ITDS is a leading provider of comprehensive transactional billing and management information solutions to providers of wireless, long distance and satellite telecommunications services. The Company uses its robust and flexible proprietary software technology to develop billing solutions which address customer requirements as they evolve, regardless of market segment, geographic area or mix of network features or billing options. The Company typically provides its services to customers under exclusive contracts with terms ranging from three to four years, and customers are billed monthly on a per-subscriber basis. As a result, substantially all of the Company's revenue is recurring in nature, and increases as a provider's subscriber base grows.

   In recent years, the telecommunications services industry has experienced rapid growth and dramatic change. Over the past decade, the number of cellular subscribers has increased 54% on a compound annual basis. Deregulation and the introduction of new technologies, such as personal communication services (PCS) and satellite communications, have spurred the introduction of new entrants and increased competitive pressures across the telecommunications services market. Markets that were once rigidly segmented by service within defined geographic areas are converging into a single telecommunications market, which includes both traditional service providers and a variety of new participants. Because of these competitive pressures and the proliferation of service features and pricing options within the telecommunications services industry, the billing function is continuing to evolve from primarily a service support function to a marketing and revenue enhancement device used to differentiate the increasingly fungible services offered by providers. Service providers need billing and management information solutions which (i) enable them to differentiate themselves quickly and efficiently in a crowded market; (ii) integrate seamlessly with their corporate management information services; and (iii) offer flexibility and reliability as critical components of subscriber relations, communication and retention.

   Driven by the requirements of the telecommunications services market, the Company's revenues have increased rapidly in recent years from approximately $3.1 million in 1993 to $6.3 million, $10.8 million and $16.7 million in 1994, 1995 and 1996, respectively. For the year ended December 31, 1996, recurring revenues accounted for over 92.1% of total revenues, and 82.7% of the Company's revenue was generated by companies which have been customers for at least one year.

   The Company's advanced ITDS 10X system forms the foundation for its integrated suite of applications that provide not only subscriber billing and service support, but also the means to automate subscriber activation, remittance processing, collections, data retrieval and reporting, electronic funds transfer, credit management, inventory management and data archiving. The Company's software and services allow its customers to develop and support innovative rate and feature offerings without the delay and cost associated with reconfiguring their billing and information system; to identify and respond to subscriber demands through analysis of billing and subscriber databases; to reduce costs with accurate and timely receivables information; and to manage the subscriber relationship in a comprehensive and cost-effective manner.

   The Company's solutions are implemented for its customers by dedicated teams with expertise in meeting the transactional billing requirements of telecommunications services providers. The Company's software is installed at a customer site to interface directly with the customer's systems and generate relevant billing and other data, as well as to support a wide range of transactional billing and subscriber management functions. The Company processes billing information generated through the use of its software systems, eliminating the need for customers to maintain their own "back-office" data processing operations.

   Since the Company's initial public offering in October 1996 (the "Initial Public Offering"), the Company has relocated and consolidated its corporate headquarters; introduced the next release of the ITDS 10X system; hired

13 additional employees, increasing its sales and marketing team and adding a key member of management; increased sales to larger service providers; and expanded its subscriber base.

   The Company intends to leverage its established technology and customer base (i) to expand sales to wireless telecommunications providers, including larger service providers and providers of such emerging services as PCS and satellite; (ii) to offer a complete transactional billing solution to providers in other segments of the telecommunications services market, such as wireline and data, internet and other enhanced services, as well as new entrants, such as utilities and cable companies; and (iii) to expand internationally, where providers face the same need for comprehensive solutions as those in the U.S. The Company intends to meet these objectives by drawing on the expertise of its existing organization, as well as by expanding its sales and marketing organization and developing strategic relationships with equipment vendors and other key industry participants. The Company believes that these efforts, coupled with the capabilities of its existing software and the introduction of new system enhancements, will permit significant continued growth in its target marketplaces.

   The Company was incorporated as a Connecticut corporation in June 1990 and was reincorporated in Delaware in September 1996. The Company's principal executive office is located at 225 High Ridge Road, Stamford, Connecticut 06905, and its telephone number is (203) 329-3300.

   ITDS 10X, SwitchLink, CreditLink and PayScan are trademarks of ITDS. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

                                 Risk Factors

   For a discussion of considerations relevant to an investment in the Common Stock, see "Risk Factors."

                                 The Offering

Common Stock offered by the Company     500,000 shares

Common Stock offered by the Selling     1,600,000 shares
  Stockholders

Common Stock to be outstanding          8,936,941 shares (1)
  after this offering

Use of proceeds by the Company          For working capital and other
                                        general corporate purposes,
                                        including the payment of expenses
                                        related to this offering. See
                                        "Use of Proceeds."

Nasdaq National Market symbol           ITDS

-------------

(1) Includes the number of shares outstanding as of February 25, 1997. Excludes 389,563 shares of Common Stock issuable upon the exercise of outstanding options as of February 25, 1997, and an additional 610,000 and 200,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan and 1996 Employee Stock Purchase Plan, respectively. See "Management--1996 Stock Incentive Plan" and "--1996 Employee Stock Purchase Plan."

                        Summary Financial Information

                               Year Ended December 31,
                            -----------------------------
                               1994       1995     1996
                            ----------  --------  --------
                              (in thousands, except per
                                     share data)
Statements of Operations
  Data:
Revenue                       $6,324    $10,821  $16,689
Operating income               1,106      1,608    2,714
Income before extraordinary
  item (1)                       708        826    1,502
Per common share data (2):
 Pro forma income before
  extraordinary item                        .13      .23
 Extraordinary loss                        (.03)      --
                                        --------  --------
 Pro forma net income                   $   .10  $   .23
                                        ========  ========
Shares used in determining
  pro forma net
  income per share                        6,194    6,593
                                        ========  ========

                                       As of December 31, 1996
                                     --------------------------
                                       Actual   As Adjusted (3)
                                      --------  ----------------
                                            (in thousands)
Balance Sheet Data:
Cash, cash equivalents and
  short-term investments              $ 4,487       $14,925
Securities available for sale at
  estimated market value               25,023        25,023
Working capital                        31,639        42,077
Total assets                           38,398        48,836
Long-term capital lease obligations       878           878
Stockholders' equity                   34,717        45,155

-------------

(1) In 1995, the Company experienced an extraordinary loss of $223,696 (net of $158,038 tax benefit) in connection with the refinancing of long-term debt.

(2) Computed on the basis described in Note 1 of the Notes to Financial Statements.

(3) Adjusted to give effect to the sale by the Company of 500,000 shares of Common Stock offered hereby at an assumed offering price of $22 7/8 (after deducting the underwriting discount and commission and estimated offering expenses) and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

   The following risks factors should be considered carefully in addition to the other information in this Prospectus before purchasing the Common Stock offered by this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Important factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

Rapidly Changing Telecommunications Market

   Over the last decade, the market for telecommunications services has been characterized by rapid technological developments, evolving industry standards, dramatic changes in the regulatory environment and frequent new product introductions. The Company's success will depend upon its ability to enhance its existing products and services, and to introduce new products and services which will respond to these market requirements as they evolve. To date, substantially all of the Company's revenues are attributable to wireless customers. While the Company believes that systems and services which it offers to address the needs of the wireless market will also permit it to attract customers in other segments of the telecommunications services industry, there can be no assurance that it will be able to do so. In addition, technologies, services or standards may be developed which could require significant changes in the Company's business model, development of new products, or provision of additional services, at substantial cost to the Company. Such developments may also result in the introduction of additional competitors into the marketplace. Furthermore, if the overall market for telecommunications services fails to evolve and converge in the manner contemplated by the Company or grows more slowly than anticipated, or if the Company's products and services fail in any respect to achieve market acceptance, there could be a material adverse effect on the Company's business, financial condition and results of operations. The telecommunications industry is also characterized by significant and rapid strategic alignments. Merger or consolidation of one or more telecommunications services providers could result in the loss to the Company of customers or sales opportunities. In addition, there can be no assurance that new entrants to the market will become customers of the Company.


Management of Growth

   The Company has experienced rapid growth and intends to continue to aggressively expand its operations. The Company's total revenues have increased from $3.1 million in 1993 to $16.7 million in 1996. The growth in the size and complexity of its business, as well as its customer base, has placed and is expected to continue to place significant demands on the Company's administrative, operational and financial personnel and systems. Additional expansion by the Company may further strain the Company's management, financial and other resources. There can be no assurance that the Company's systems, procedures, controls and existing space will be adequate to support expansion of its operations. The Company's future operating results will depend on the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational, financial control and reporting functions. If the Company is unable to respond to and manage expansion of its operations, the quality of the Company's services, its ability to retain key personnel and its business, financial condition and results of operations could be materially adversely affected.

   The number of the Company's employees has increased from 26 as of January 1993 to 188 as of February 1997. The Company anticipates that continued growth will require it to recruit and hire a substantial number of new development, managerial, finance, sales and marketing support personnel. The Company is currently in the process of establishing and hiring personnel for its marketing and sales operations. There can be no assurance that the Company will be successful in hiring or retaining any of the foregoing personnel. The Company's ability to compete effectively and to manage future growth, if any, will depend on its ability to improve operational systems and to expand, train, motivate and manage its workforce.


New Products and Rapid Technological Change

   The market for the Company's products and services is characterized by rapid technological change. The Company believes that its future success depends in part upon its ability to enhance its current products and services and develop new products and services that address the increasingly complex needs of its customers. In addition, the introduction of new products or services by third parties could render the Company's existing products and services obsolete or unmarketable. The Company's ability to anticipate changes in technology and successfully develop and introduce new or enhanced products incorporating such technology on a timely basis will be significant factors in its ability to remain competitive. There can be no assurance that the Company will complete the development of new or enhanced products or services on a timely or successful basis or successfully manage transitions from one product release to the next, that the Company will not encounter difficulties or delays in the introduction of new or enhanced products, or that defects will not be found in such new or enhanced products after installation, resulting in a loss of, or delay in, market acceptance. In particular, the Company is currently developing a series of enhancements to its existing software system, including incorporation of a Windows 95 compatible user interface, incorporation of an Oracle relational database management system, and support of Unix based file servers. The Company believes that these enhancements will permit the Company to compete effectively as technology evolves and facilitate its ability to address the requirements of larger telecommunications services providers. If the Company is unable to introduce these new enhancements on a timely basis, or such enhancements result in the introduction of "bugs" or other performance impairments in the Company's systems, the Company's business, financial condition and results of operations could be materially adversely affected, and its ability to expand its sales activities could be significantly limited.


Dependence on Cellular Telephone Industry

   Although the Company's products have been designed to adapt to a variety of current and future technologies, a significant majority of its revenues to date have been generated by sales of its systems and services to service providers in the cellular telephone industry. A decrease in the number of cellular service subscribers served by the Company's customers could result in lower revenues for the Company. Although the cellular market has experienced substantial growth in the number of subscribers in the past, there can be no assurance that such growth will be sustained. In addition, industry reports have indicated that the average monthly bill per subscriber has decreased in recent years. Such decreases could result in increased price competition among billing service providers. Furthermore, any adverse development in the cellular telephone industry could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business--Customers."

Reliance On Significant Customers

   For the year ended December 31, 1996, revenue from Aliant Communications Co. (formerly, The Lincoln Telephone and Telegraph Company) and its affiliated companies represented approximately 19.1% (reflects the acquisition of Nebraska Cellular by Aliant in 1996) of the Company's total revenue, and revenue from Horizon Cellular Group represented approximately 12.5% of the Company's total revenue. The Company has long-term contracts with all of its significant customers, however there can be no assurance that any such customer will renew its contract with the Company at the end of the contract term or may not seek to terminate its contract on the basis of alleged contractual defaults or other grounds. Loss of all or a significant part of the business of any of the Company's substantial customers would have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, the acquisition by a third party of one of the Company's substantial customers could result in the loss of that customer and have a material adverse effect on the business, financial condition and results of operations of the Company. Since October 1996, Horizon Cellular Group has divested certain of its remaining cellular markets, the majority of which were acquired by existing customers of the Company. Because the majority of these markets were acquired by the Company's existing customers, the Company does not expect that the significant reduction in revenue from Horizon Cellular Group expected in 1997 will have a material adverse effect on the business, financial condition or results of operations of the Company. See "Business--Sales and Marketing."


Expansion of Sales Activities

   To date, the Company has sold its products and services primarily through the efforts of its senior management. The Company's current customers, while significant to the Company, are relatively small in comparison with many of the national and multinational telecommunication services providers. In order to achieve significant long-term growth in revenues and its overall strategic goals, the Company intends to attract a number of larger telecommunications services providers as customers. In order to do so, and to expand its business generally, the Company believes that it must expand the sales and marketing organization. While the Company is still in the process of hiring sales and marketing personnel, it currently has five persons dedicated to sales and marketing efforts. There can be no assurance that the Company will be able to achieve anticipated expansion of its business, attract larger telecommunications services providers as customers or build an efficient and effective sales and marketing organization. Failure to achieve any one or more of the foregoing goals could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Management of Growth."


Dependence on Key Personnel

   The Company's performance depends substantially on the performance of its executive officers and key employees. The Company's long-term success will depend upon its ability to recruit, retain and motivate highly skilled personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain highly skilled personnel in the future. The inability to attract and retain the necessary personnel could have a material adverse effect upon the Company's business, financial condition and results of operations. Charles L. Bakes, the Company's President and Chief Executive Officer, Mark D. Spitzer, the Company's Executive Vice President and Chief Financial Officer, Lewis D. Bakes, the Company's Executive Vice President and Chief Operating Officer, and certain other executive officers have been primarily responsible for the development and expansion of the Company's business. In November 1996, Joseph Juliano joined the Company as Executive Vice President of Strategic Product Management. Mr. Juliano is party to an employment agreement with the Company and none of Messrs. C. Bakes, Spitzer or L. Bakes is party to an employment agreement with the Company. The Company does not maintain any key person insurance. The loss of the services of one or more of these individuals could have a material adverse affect on the Company's business, financial condition and results of operations. See "Business--Employees", "Management" and "Certain Transactions."

   In January 1997, David Wells resigned as Executive Vice President, Chief Information Officer and director of the Company to pursue other opportunities. In connection with his departure, Mr. Wells' duties have been assumed by the other executive officers of the Company.


Competition

   The market for billing and management information systems for the telecommunications services industry is highly competitive and the Company expects that the high level of growth within the telecommunications services industry will encourage new entrants, both domestically and internationally, in the future. The Company competes with independent providers of transactional systems and services, with the billing services of management consulting companies and with internal billing departments of telecommunications services providers. The Company anticipates continued growth in competition in the telecommunications services industry and consequently the entrance of new competitors into its market in the future. In addition, merger or consolidation of telecommunications services providers could result in the loss to the Company of customers or sales opportunities to competitors.

   Many of the Company's current and potential future competitors have significantly greater financial, technical and marketing resources, generate higher revenues and have greater name recognition than does the Company. In addition, many of the Company's competitors have established commercial relationships or joint ventures with major cellular and other telecommunications services providers. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of products than the Company.

Dependence on Proprietary Technology

   The Company's success is dependent in part upon its proprietary software technology. The Company relies on trademark, copyright and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect its proprietary rights. There can be no assurance that its agreements with employees, consultants and others who participate in the development of its software will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors. Furthermore, there can be no assurance that the Company's efforts to protect its rights through trademark and copyright laws will prevent the development and design by others of products or technology similar to or competitive with those developed by the Company. The computer technology industry is characterized by frequent and substantial intellectual property litigation. The Company is not aware of any patent infringement or any violation of other proprietary rights claimed by any third party relating to the Company or the Company's products.

   The Company's success will depend in part on its continued ability to obtain and use licensed technology that is important to certain functionalities of its products. The inability to continue to procure or use such technology could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business--Proprietary Technology."

Fluctuations in Quarterly Performance

   The Company's revenues and operating results may fluctuate from quarter to quarter due to a number of factors, including the timing, size and nature of the Company's contracts; the longer sales cycles typically associated with larger customers, which requires the Company to make a larger investment in the conversion process prior to the generation of revenue; the hiring of additional staff; seasonal variations in cellular telephone subscriptions; the timing of the introduction and the market acceptance of new products or product enhancements by the Company or its competitors; changes in the Company's operating expenses; and fluctuations in economic and financial market conditions. Fluctuations in quarterly operating results may result in volatility in the price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Government Regulation

   Currently, the Company's business is not subject to direct government regulation; however, the Company's existing and potential customers are subject to extensive regulation. Changes in regulation which adversely affect the Company's existing and potential customers could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business--Overview of the Communications Industry Background."

Concentration of Stock Ownership

   Upon completion of this offering, the present directors, executive officers and their respective affiliates will beneficially own approximately 31.6% of the outstanding Common Stock, assuming no exercise of the Underwriters' over-allotment option and approximately 28.1% of the outstanding Common Stock assuming full exercise of the Underwriters' over-allotment option. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock--Delaware Law and Certain Charter and By-Law Provisions" and "Principal and Selling Stockholders."


Limited Public Market; Possible Volatility of Stock Price

   The Common Stock has traded on the Nasdaq National Market since October 1996 and has a limited public market history. There can be no assurance that future market prices for the shares will equal or exceed the price to public set forth on the cover page of this Prospectus. The price at which the Common Stock will trade is likely to be highly volatile and could be subject to wide fluctuations in response to quarterly fluctuations in operating results; announcements of technological innovations or new products by the Company or its competitors; changes in financial estimates by securities analysts; fluctuations in economic and financial market conditions, or other events or factors. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market price of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, financial condition and results of operations. These broad market fluctuations may adversely affect the market price of the Common Stock. See "--Fluctuations in Quarterly Performance" and "Underwriting."

Discretionary Use of Unallocated Net Proceeds

   The principal purposes of this offering are to provide liquidity for the Company's existing stockholders, to increase the Company's equity capital and to increase the Company's visibility in the marketplace. As of the date of this Prospectus, the Company has no specific plans for the use of a substantial portion of the net proceeds of this offering. The Company expects to use such unallocated proceeds for working capital and other general corporate purposes, including payment of expenses related to this offering and potential acquisitions. Consequently, the Board of Directors and management of the Company will have significant flexibility in applying the unallocated net proceeds of this offering. See "Use of Proceeds."

Shares Eligible for Future Sale

   Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Common Stock. See "Shares Eligible for Future Sale."


Certain Anti-Takeover Effect Provisions Affecting Stockholders

   The Company's Certificate of Incorporation (the "Certificate of Incorporation") and By-laws (the "By-laws") provide that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and require reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. The Certificate of Incorporation and By-laws provide for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. The Board of Directors has the authority, without further action by the stockholders, to fix the rights and preferences of, and issue shares of, the Company's authorized Preferred Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The Company has no present plans to issue any shares of the Company's Preferred Stock. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such stockholder became an "Interested Stockholder" unless the business combination is approved in a prescribed manner. The application of Section 203 could have the effect of delaying or preventing a change of control of the Company. These provisions, and the provisions of the Certificate of Incorporation and By-laws, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock--Preferred Stock" and "--Delaware Law and Certain Charter and By-law Provisions."

                               USE OF PROCEEDS

   The net proceeds to the Company from the sale of 500,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $22 7/8 per share are estimated to be $10,438,437, after deducting the underwriting discount and commission and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

   The Company may seek acquisitions of businesses, products and technologies that are complementary to those of the Company, and a portion of the net proceeds may be used for such acquisitions. While the Company, engages, from time to time, in discussions with respect to potential acquisitions, the Company has no plans, commitments or agreements with respect to any such acquisitions as of the date of this Prospectus, and there can be no assurances that any such acquisitions will be made. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment grade, interest-bearing instruments. See "Risk Factors--Discretionary Use of Unallocated Net Proceeds."


                         PRICE RANGE OF COMMON STOCK

   The Common Stock has been quoted on the Nasdaq National Market under the symbol "ITDS" since the Initial Public Offering on October 24, 1996.

   The following table sets forth the high and low sale prices of the Common Stock on the Nasdaq National Market for the periods indicated.

                                                High       Low
                                            ----------   ----------
Fiscal Year Ended December 31, 1996:
 Fourth Quarter (from October 24, 1996)       $24-1/2    $    15
Fiscal Year Ending December 31, 1997:
 First Quarter (through February 26 1997)     $    24    $20-1/2

   On February 26, 1997, the last reported sale price for the Common Stock as reported by the Nasdaq National Market was $22 7/8 per share. As of February 26, 1997, there were approximately 94 holders of record of the Common Stock.


                               DIVIDEND POLICY

   In 1995 and 1996, the Company paid cash dividends to the holders of Class A Preferred Stock in the aggregate amounts of $33,750 and $36,000, respectively, and in 1996, it paid cash dividends of $46,080 to the holders of Class C Convertible Preferred Stock. The Company currently intends to retain earnings, if any, to support the development of its business and does not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's earnings, financial condition, operating results and current and anticipated cash needs as well as such economic conditions as the Board of Directors may deem relevant.

                                CAPITALIZATION

   The following table sets forth the capitalization of the Company at December 31, 1996 and as adjusted to reflect the sale of 500,000 shares of Common Stock offered hereby by the Company and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                        As of December 31, 1996
                                      ---------------------------
                                       Actual    As Adjusted (1)
                                      ---------  ----------------
                                            (in thousands)
Long-term capital lease obligations    $   878       $   878
Stockholders' equity (deficit):
Preferred Stock, $.01 par value;
  2,000,000 shares authorized, none
  issued and outstanding, actual and
  as adjusted                               --            --
Common Stock, $.01 par value;
  40,000,000 shares authorized,
  8,412,504 shares issued and
  outstanding, actual; 8,912,504
  shares issued, and outstanding, as
  adjusted                                  84            89
Additional paid-in capital              43,472        53,905
Retained deficit                        (8,802)       (8,802)
Unrecognized loss on securities
  available for sale, net of tax           (37)          (37)
                                      ---------  ----------------
  Total stockholders' equity            34,717        45,155
                                      ---------  ----------------
    Total capitalization               $35,595       $46,033
                                      =========  ================


(1) Excludes 392,200 shares of Common Stock issuable upon the exercise of outstanding options as of December 31, 1996, and an additional 607,800 and 200,000 shares of Common Stock reserved for issuance pursuant to the Company's 1996 Stock Incentive Plan and 1996 Employee Stock Purchase Plan, respectively.

                           SELECTED FINANCIAL DATA
                    (in thousands, except per share data)

   The following selected financial information with respect to the Company's statements of operations for the years ended December 31, 1993, 1994, 1995 and 1996 and with respect to the Company's balance sheets as of December 31, 1993, 1994, 1995 and 1996 have been derived from the Company's Financial Statements, which have been audited by Ernst & Young LLP, independent auditors, and, except for the statements of operations for the year ended December 31, 1993 and the balance sheets as of December 31, 1993 and 1994, appear elsewhere in this Prospectus. The selected financial information with respect to the Company's statements of operations for the year ended December 31, 1992 and with respect to the Company's balance sheet as of December 31, 1992 has been derived from the Company's unaudited financial statements. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                         Year Ended December 31,
                               ---------------------------------------------
                                1992      1993     1994     1995      1996
                               -------- --------  -------- -------- --------
Statements of Operations
  Data:
Revenue                        $1,646    $3,146   $6,324   $10,821  $16,689
Costs and expenses:
 Operating expenses               568       834    1,647     2,788    4,283
 General, administrative and
  selling expenses              1,218     1,575    2,410     4,601    6,523
 Depreciation and
  amortization                    114       242      406       641    1,054
 Systems development and
  programming costs                 6       298      755     1,183    2,115
                               -------- --------  -------- -------- --------
Total cost and expenses         1,906     2,949    5,218     9,213   13,975
                               -------- --------  -------- -------- --------
Operating income (loss)          (260)      197    1,106     1,608    2,714
Other income                        5        50       29        49      316
Interest expense                 (210)     (329)    (390)     (453)    (416)
                               -------- --------  -------- -------- --------
Income (loss) before income
  tax expense and
  extraordinary item             (465)      (82)     745     1,204    2,614
Income tax expense                 --        --       37       378    1,112
                               -------- --------  -------- -------- --------
Income (loss) before
  extraordinary item             (465)      (82)     708       826    1,502
Extraordinary loss (net of
  $158 tax benefit)                --        --       --      (224)      --
                               -------- --------  -------- -------- --------
Net income (loss)              $ (465)   $  (82)  $  708   $   602  $ 1,502
                               ======== ========  ======== ======== ========
Per common share data (1):
Pro forma income before
  extraordinary item                                       $   .13  $   .23
Extraordinary loss                                            (.03)      --
                                                           -------- --------

Pro forma net income                                       $   .10  $   .23
                                                           ======== ========
Shares used in computing pro
  forma income per common
  share                                                      6,194    6,593
                                                           ======== ========

                                   December 31,            December 31, 1996
                         ------------------------------  ---------------------
                                                                       As
                           1992   1993    1994    1995    Actual  Adjusted (2)
                          ------  ------ ------ -------- -------- ------------
Balance Sheet Data:
Cash, cash equivalent
  and short-term
  investments             $   308 $  457 $   512 $1,468  $ 4,487    $14,925
Securities available for
  sale at estimated
  market value                 --     --      --     --   25,023     25,023
Working capital               243    164     157  1,210   31,639     42,077
Current assets                671    971   1,457  3,117   33,942     44,380
Current liabilities           429    807   1,300  1,907    2,303      2,303
Total assets                1,193  1,917   2,651  5,434   38,398     48,836
Total long-term debt
  and capital lease
  obligations               1,055  1,501   1,353  2,437      878        878
Redeemable Preferred
  Stock--Class C               --     --      --    640       --         --
Total stockholders'
  equity (deficit)           (310)  (503)   (186)   379   34,717     45,155

-------------

(1) Computed on the basis described in Note 1 of Notes to Financial
    Statements.

(2) As adjusted to give effect to the sale by the Company of Common Stock offered hereby and the application of the net proceeds therefrom.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   The Company is a leading provider of comprehensive transactional billing and management information solutions to providers of wireless, long distance and satellite telecommunications services. The Company uses its robust and flexible proprietary software technology to develop transactional billing and management information solutions for its customers under exclusive contracts with terms typically ranging from three to four years.

   The Company derives revenue (i) primarily from service contracts, whereby a customer contracts with the Company to install, operate and maintain its transactional billing system and (ii) to a lesser extent, from the development of new software and enhancement of existing installed systems together with the provision of related customer maintenance and training, which is largely billed on a time and materials basis. Service revenue related to the operation of customers billing systems accounted for 93.5%, 97.4% and 96.6% of total revenue for 1994, 1995 and 1996, respectively. Services are generally billed monthly and service revenue is recognized in the period in which the services are provided.

   License fees comprise the remainder of the Company's revenue and are largely recognized upon execution of the licensing agreement and delivery of the software to the customer, provided that the Company has no significant related obligations or collection uncertainties remaining. Where there are significant obligations related to the development and enhancement of the software, license fees are recorded over the expected installation period or the term of the respective contract. As a result, the amount of revenue realized by the Company from license fees in a particular period depends largely on the number of product installations during that period, and the extent to which any significant obligations are outstanding.

   Driven by the requirements of the telecommunications services market, the Company's revenue has grown rapidly in recent years, increasing from approximately $6.3 million in 1994 to $10.8 million and $16.7 million in 1995 and 1996, respectively.

   Operating expenses are comprised primarily of the salaries and benefits of technical service representatives, operations personnel and quality assurance representatives and costs to produce and distribute invoices for customers.

   General, administrative and selling expenses consist mainly of the salaries and benefits of management and administrative personnel and general office administration expenses (rent and occupancy, telephone and other office supply costs) of the Company.

   Systems development and programming costs are comprised of the salaries and benefits of the employees involved in internal software development. Prior to 1993, Company software was under development and all related costs were expensed. In 1993, the Company began to capitalize certain software development costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 86. Amounts capitalized are amortized over five years.

Results of Operations

   The following table sets forth, for the periods indicated, certain financial data as a percentage of revenue for the years ended December 31, 1994, 1995 and 1996.

                                                  Year Ended December 31,
                                                ----------------------------
                                                 1994      1995      1996
                                                -------- -------- ---------
Revenue                                          100.0%   100.0%    100.0%
Costs and expenses:
 Operating expenses                               26.0     25.8      25.7
 General, administrative and selling expenses     38.1     42.5      39.1
 Depreciation and amortization                     6.4      5.9       6.3
 Systems development and programming costs        12.0     10.9      12.6
                                                -------- -------- ---------
Total costs and expenses                          82.5     85.1      83.7
                                                -------- -------- ---------
Operating income                                  17.5     14.9      16.3
Other income                                       0.5      0.4       1.9
Interest expense                                  (6.2)    (4.2)     (2.5)
                                                -------- -------- ---------
Income before income tax expense and
  extraordinary item                              11.8     11.1      15.7
Income tax expense                                 0.6      3.5       6.7
                                                -------- -------- ---------
Income before extraordinary item                  11.2      7.6       9.0
Extraordinary loss                                  --     (2.0)       --
                                                -------- -------- ---------
Net income                                        11.2%     5.6%      9.0%
                                                ======== ======== =========

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Revenue

   Revenue increased 54.2% from $10,820,815 in 1995 to $16,689,401 in 1996, due primarily to the addition of new customers and the continued growth of recurring revenue from existing customers.

  Operating expenses

   Operating expenses increased 53.7% from $2,787,687 in 1995 to $4,283,364 in 1996, due primarily to the addition of new personnel required to support the growth of the Company's business. As a percentage of revenue, such expenses decreased slightly from 25.8% in 1995 to 25.7% in 1996.

  General, administrative and selling expenses

   General, administrative and selling expenses increased 41.8% from $4,601,242 in 1995 to $6,522,900 in 1996. This increase was primarily due to one time charges of $1,206,548, related to compensation paid to two newly hired employees ($909,548), a lawsuit settlement ($97,000) and a payment to Connecticut Innovations, Incorporated ("CII") ($200,000) (See Note 3 of the Notes to the Financial Statements). Other changes from 1995 to 1996 relate to increased employee compensation benefits of $606,535, additional rent expense of $260,815 and other administrative expenses resulting from the growth of the Company. These expenses were partially offset by decreases in salaries and bonuses paid to senior management of approximately $413,086. As a percentage of revenue, general, administrative and selling expenses decreased from 42.5% in 1995 to 39.1% in 1996.

  Depreciation and amortization

   Depreciation and amortization increased 64.4% from $640,917 in 1995 to $1,053,472 in 1996 primarily due to the purchase of computer equipment and the increased spending on the enhancement of the Company's ITDS 10X system to support Unix based file servers and further development of its integrated billing and management information system. Depreciation and amortization expenses increased as a percentage of revenue from 5.9% in 1995 to 6.3% in 1996.

  Systems development and programming costs

   Systems development and programming costs increased 78.8% from $1,183,141 in 1995 to $2,115,305 in 1996, primarily due to increased programming support required by the Company's customers. As a percentage of revenue, system development and programming costs increased from 10.9% in 1995 to 12.6% in 1996. In addition, the Company capitalized $479,316 and $858,827 in software development costs, in 1995 and 1996, respectively.

  Interest expense

   Interest expense decreased 8.1% from $452,925 in 1995 to $416,148 in 1996, as a result of lower overall debt balances in 1996 as compared to 1995. This was partially offset by an increase in capitalized lease obligations in 1996.

  Income tax expense

   The Company's effective tax rate increased from 31.5% in 1995 to 42.5% in 1996 due primarily to debt consolidation expense benefits in 1995 which did not recur in 1996.


Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Revenue

   Revenue increased 71.1% from $6,324,041 in 1994, to $10,820,815 in 1995, due primarily to the addition of new customers and the continued growth of recurring revenue from existing customers.

  Operating expenses

   Operating expenses increased 69.3% from $1,646,852 in 1994, to $2,787,687 in 1995, due primarily to the addition of new personnel required to support the growth of the Company's business. As a percentage of revenue, such expenses decreased slightly from 26.0% in 1994, to 25.8% in 1995.

  General, administrative and selling expenses

   General, administrative and selling expenses increased 91.0% from $2,409,683 in 1994, to $4,601,242 in 1995. As a percentage of revenue, general, administrative and selling expenses increased from 38.1% in 1994 to 42.5% in 1995. This increase was due primarily to increases in executive officers salaries, bonuses and other benefits of $1,263,600, general office expenses of $368,300, employee compensation and benefits, including employment agency fees and relocation costs, of $324,600, advertising expenses of $65,000 and other administrative expenses as a result of the growth of the Company.

  Depreciation and amortization

   Depreciation and amortization increased 57.9% from $405,873 in 1994, to $640,917 in 1995 primarily due to the purchase of computer equipment and the increased spending on the enhancement of the Company's ITDS 10X system to support Unix based file servers and further development of its integrated billing and management information system. Depreciation and amortization expenses decreased as a percentage of revenue from 6.4% in 1994 to 5.9% in 1995 primarily due to the growth in revenue.

  Systems development and programming costs

   Systems development and programming costs increased 56.6% from $755,387 in 1994, to $1,183,141 in 1995, primarily due to increased programming support required by a larger customer base. As a percentage of revenue, system development and programming costs decreased from 12.0% in 1994, to 10.9% in 1995 primarily due to the growth in revenue. In addition, the Company capitalized $288,602 and $479,316 in software development costs in 1994 and 1995, respectively.

  Interest expense

   Interest expense increased 16.2% from $389,793 in 1994, to $452,925 in 1995, primarily due to the increase in capital leases for computer equipment required by the Company.

  Income tax expense

   The Company's effective tax rate was 31.5% in 1995 and 4.9% in 1994. The increase in the rate was primarily due to the fact that in 1994 the Company fully utilized its net operating loss carryforward credits for which valuation allowances had previously been recorded.

  Extraordinary loss

   On June 30, 1995, the Company refinanced existing debt with CII and recorded an extraordinary loss of $223,696, net of $158,038 in tax benefits. Such extraordinary loss was due to negotiated acceleration of payments in connection with the early termination of the debt agreement.

Liquidity and Capital Resources

   The Company has financed its operations to date primarily through its Initial Public Offering, private placements of debt and equity securities, cash generated from operations and equipment financing.

   As of December 31, 1996, the Company had $4,138,575 of cash and cash equivalents, $25,023,454 in securities available for sale (United States Treasury Notes), $3,232,967 in net trade accounts receivable (including $1,396.412 for services provided prior to December 31, 1996 which were not billable at that date), and $31,639,397 of working capital.

   In the twelve months ended December 31, 1996, the Company generated $1,445,792 in net cash from operating activities and $29,345,172 in net cash from financing activities including the sale of shares of Common Stock in the Company's Initial Public Offering in October 1996 for $32,502,706 in net proceeds. The cash generated from operations and the net proceeds from the Initial Public Offering enabled the Company to fund its operations, apply $858,827 to product development costs, purchase $25,413,553 of investments, and make $2,173,496 in principal payments on long-term debt and capital lease obligations.

   The Company maintains a bank line of credit with First Union Bank of Connecticut providing for borrowings of up to $250,000. To date, the Company has made no borrowings under this line of credit. In addition, the Company has a letter of credit with First Union in the amount of $362,000 as security for the Company's lease of its headquarters. The line of credit and the letter of credit are secured by substantially all of the assets of the Company. The line of credit expires in August 1997 and bears interest at the bank's prime lending rate and the letter of credit is renewable annually and is subject to an annual fee of 1%.

   The Company believes that its existing capital resources as well as the letter of credit and credit facility described in Note 8 of the Notes to the Financial Statements are adequate to meet its cash requirements for the foreseeable future. There can be no assurance, however, that changes in the Company's plans or other events affecting the Company's operations will not result in accelerated or unexpected expenditures.

   In addition to the proceeds to the Company from this offering, the Company may seek additional funding through public or private financing. There can be no assurance, however, that additional financing will be available from any of these sources or will be available on terms acceptable to the Company.

   To date, inflation has not had a significant impact on the Company's operations.

Quarterly Results

   The following table sets forth certain unaudited quarterly financial data for 1995 and 1996. In the opinion of the Company's management, unaudited quarterly information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments considered necessary for the fair presentation of the information for the periods presented. The quarterly information should be read in conjunction with the audited Financial Statements and Notes thereto included elsewhere in this Prospectus. The quarterly operating results are not necessarily indicative of results of operations for any future period.

                                           Three Months Ended
                               -------------------------------------------
                               Mar. 31,   June 30,   Sept. 30,   Dec. 31,
                                 1995       1995       1995        1995
                               ---------  --------- ---------------------
                                             (in thousands)
Statements of Operations:
Revenue                         $2,179     $2,707     $2,958      $2,977
Costs and Expenses:
Operating expenses                 584        609        809         786
General, administrative and
  selling expenses                 902      1,169      1,246       1,284
Depreciation and amortization      131        144        175         191
Systems development and
  programming costs                226        227        328         402
                               ---------  --------- ---------------------
Total costs and expenses         1,843      2,149      2,558       2,663
                               ---------  --------- ---------------------
Operating income (loss)            336        558        400         314
Other income                         8         15         14          13
Interest expense                  (126)      (110)       (77)       (140)
                               ---------  --------- ---------------------
Income (loss) before income
  tax expense and
  extraordinary item               218        463        337         187
Income tax expense (benefit)        68        146        106          59
                               ---------  --------- ---------------------
Income (loss) before
  extraordinary item               150        317        231         128
Extraordinary loss                  --       (224)        --          --
                               ---------  --------- ---------------------
Net income (loss)               $  150     $   93     $  231      $  128
                               ---------  --------- ---------------------

                               Mar. 31,   June 30,   Sept. 30,   Dec. 31,
                                 1996       1996       1996        1996
                               ---------  --------- ---------------------

Statements of Operations:
Revenue                         $3,934     $3,931     $4,139      $4,685
Costs and Expenses:
Operating expenses                 921        927      1,228       1,207
General, administrative and
  selling expenses               1,326      1,357      2,327       1,513
Depreciation and amortization      206        232        305         311
Systems development and
  programming costs                427        538        552         598
                               ---------  --------- ---------------------
Total costs and expenses         2,880      3,054      4,412       3,629
                               ---------  --------- ---------------------
Operating income (loss)          1,054        877       (273)      1,056
Other income                         8          5          9         294
Interest expense                  (109)      (109)      (118)        (80)
                               ---------  --------- ---------------------
Income (loss) before income
  tax expense and
  extraordinary item               953        773       (382)      1,270
Income tax expense (benefit)       404        328       (142)        522
                               ---------  --------- ---------------------
Income (loss) before
  extraordinary item               549        445       (240)        748
Extraordinary loss                  --         --         --          --
                               ---------  --------- ---------------------
Net income (loss)               $  549     $  445     $ (240)     $  748
                               ---------  --------- ---------------------

Quarterly Information

   The Company's quarterly operating results have fluctuated and will continue to fluctuate from period to period. See "Risk Factors--Potential Fluctuations in Quarterly Results."

                                   BUSINESS

   ITDS is a leading provider of comprehensive transactional billing and management information solutions to providers of wireless, long distance and satellite telecommunications services. The Company uses its robust and flexible proprietary software technology to develop billing solutions which address customer requirements as they evolve, regardless of the market segment, geographic area or mix of network features and billing options. The Company provides its services to customers under exclusive contracts with terms typically ranging from three to four years, and bills customers monthly, typically on a per-subscriber basis. As a result, substantially all of the Company's revenue is recurring in nature, and increases as a provider's subscriber base grows.

   In recent years, the telecommunications services industry has experienced rapid growth and dramatic change, ranging from the introduction of such new technologies as cellular, PCS and satellite communications, to new features and services, in a wide variety of combinations and at a great diversity of prices. The Company's systems are designed to respond to the dynamic requirements of this market for cost-effective transactional billing solutions by drawing on the Company's core technology, which does not require significant reconfiguration or customization to be applied across market segments, geographic areas and customer types. The Company's software currently supports both of the two predominant cellular telecommunications protocols, Advanced Mobil Phone Systems ("AMPS"), an analog service predominant in the U.S., and the Global System for Mobile Communication ("GSM"), an international digital service, as well as other emerging digital standards.

   The Company's advanced billing and management information system, ITDS 10X, forms the foundation for its integrated suite of applications that provide not only subscriber billing and service support, but also the means to automate subscriber activation, remittance processing, collections, data retrieval and reporting, electronic funds transfer, credit management, inventory management and data archiving. Its modular system architecture permits providers to draw on those features and functions most appropriate to their specific requirements in a fully-integrated software solution. The Company's software and services allow its customers to address the demands of a rapidly evolving marketplace by enabling them to develop and support innovative rate and feature offerings without the delay and cost associated with reconfiguring their billing and information systems; to identify and respond to subscriber demands through analysis of billing and subscriber databases; to reduce costs with accurate and timely receivables information; and to manage the subscriber relationship in a comprehensive and cost-effective manner.

Industry Background

  General
   The U.S. telecommunications industry currently generates approximately $208 billion in annual revenue and has experienced rapid change and greatly increased competition in recent years. Deregulation and rapid technological advances are resulting in convergence of previously separate segments of the telecommunications market. Markets that were once rigidly segmented by service within geographical areas are converging into a single, world-wide communications market, which includes both traditional service providers and a variety of new participants. Each segment of these converging markets is experiencing significant growth, increased complexity in service offerings and greater competition.

   The telecommunications industry historically has been subject to significant regulatory barriers to entry, but regulatory changes in recent years have dramatically lowered the barriers to competition. In February 1996, the Telecommunications Act of 1996 (the "Telecommunications Act") was enacted into law. The stated purposes of the Telecommunications Act are to reduce regulations, promote competition and encourage the rapid employment of new telecommunications technologies. The Telecommunications Act is expected to increase competition in the telecommunications services market in the United States by allowing local, long distance and cable companies to offer competing services provided they meet specified regulatory benchmarks. Many service providers are expected to compete by offering multiple services, including combinations of local exchange, long distance, wireless and data communications services to customers in single or multiple geographic markets without the delay or limitations historically imposed by regulatory approvals. Increasingly, each market will have a range of vendors offering similar services, requiring innovative differentiation in services and rates.

   At the same time, rapidly evolving technical changes have dramatically increased the features and services available to subscribers. These changes have ranged from the evolution of entirely new communications media, such as satellite transmission, to innovative services, such as PCS, to a rapidly evolving and growing range of services and features. For example, many cellular providers are now offering such innovative features as group ringing, which initiates a call on all of an individual's lines (whether business, personal or mobile) and connects the call as soon as one line is answered, and cell site sensitive billing, which, for example, enables carriers to apply local wireline rates for calls to or from a cellular telephone within the vicinity of the subscriber's home or business and apply cellular rates elsewhere. Improved switching technology is permitting local exchange telecommunications services providers to offer a variety of new features and services to their subscribers such as call delivery beyond the subscriber's home area, call waiting, voice mail and others.

   Internationally, privatization and deregulation are resulting in similar increases in competition, the emergence of newly authorized telecommunications providers, and the provision of additional features over a variety of media. As the new markets are opened to competition, local and emerging service providers typically compete for market share through alliances with more established carriers, such as the local telephone company, initially by providing access to service and then by providing competitive prices and introducing new features and services. In addition, technological advances and global expansion by multi-national service carriers, and the economies of installation of cellular systems in comparison with wireline systems, are opening markets in less developed countries to enhanced telecommunications services and increased competition. In many foreign countries, different technologies have been adopted for the implementation of wireless communications. For example, the analog AMPS standard is utilized in the United States, while GSM has widely been adopted in the rest of the world.

  Wireless Communications

   The rapid changes and dramatic growth driven by these forces is especially evident in the provision of wireless services, including cellular, paging and PCS. The Cellular Telecommunications Industry Association ("CTIA") estimates that the number of cellular subscribers in the United States increased from 500,000 in June 1986 to 38.2 million in June 1996. In the twelve months ended June 1996, cellular providers generated more than $21 billion in revenue in the United States, while in 1995, paging providers generated approximately $4 billion in revenue from approximately 34 million subscribers. In addition to growth in the cellular telephone market, the emergence of new wireless communications technologies and services, such as PCS and satellite-based telephony, is expected to increase the quality and capabilities of wireless communications, including, to varying degrees, seamless roaming, increased service coverage, improved signal quality and greater data transmission capacity.

   Both existing and new service providers in other communications markets are pursuing opportunities in the wireless industry. For example, equipment vendors such as Motorola are involved in joint ventures to offer telephony and paging services, while cable companies actively pursue such evolving wireless markets as PCS. All these providers continue to experience regular hardware and software upgrades from no less than a dozen major switching network suppliers, as the features and technology in the wireless marketplace continue to evolve.

   While the number of cellular service subscribers in the United States has grown substantially in recent years, the average revenue per subscriber has declined and is expected to decrease further. The CTIA has reported that revenue per subscriber declined 50% from December 1987 to June 1996. Cellular service providers are anticipating significantly increased price competition in the wireless telecommunications industry as providers of PCS and other services emerge in the geographic markets previously served only by cellular carriers, requiring them to differentiate services and adopt innovative rate tariffs.

  Other Segments

   Other segments of the telecommunications services industry are experiencing similar change and convergence. Wireline providers, including providers of local, long-distance, network access and related services, provide services to approximately 155 million customers in the U.S., generating more than $163 billion in 1995. Deregulation has spurred the creation of new entrants in both the local and long distance market and has increased competitive pricing pressures among all providers. Regional Bell Operating Companies (RBOCs) and long-distance providers compete with providers of wireless services through the purchase of cellular companies and PCS licenses, while wireline providers are pursuing opportunities in the cable market. At the same time, utility companies are leveraging their existing electrical and fiber optic infrastructures to provide telecommunications services to their customers. In addition, on-line service providers, including companies such as Prodigy, America Online and CompuServe, have generated a large and rapidly growing market for the provision of a range of services including electronic mail, news, and other information, as well as home shopping and access to the Internet.

  Traditional Transactional Billing

   Transactional billing is the process of matching specific calling events with a subscriber database. Historically, this was primarily a billing process, used in order to generate invoices for wireless, long-distance and local service by individual and business users. In light of the competitive and price pressures faced by service providers, and the proliferation of service features and pricing options within the telecommunications services industry, the billing function is continuing to evolve from primarily a service support function to a marketing and revenue enhancement device used to differentiate the increasingly fungible services offered by providers. Transactional billing is becoming an increasingly significant interface with the subscriber, and is therefore a critical element of attracting, communicating with, and retaining customers.

   Many telecommunications services providers in the U.S. have traditionally used transactional billing systems developed internally or through cooperative joint ventures for operation on a provider's mainframe computer. These "legacy" systems typically are difficult to maintain and modify, and often do not meet the multiple and evolving needs of a service provider. Legacy systems often cannot be integrated with other information sources within a provider's organization, or databases outside an organization. Introduction of changes in parameters such as price and service often requires significant reconfiguration or reprogramming. These traditional means of billing and monitoring service have proven inadequate to respond to the evolving and dynamic requirements of the telecommunications services marketplace. The enormous growth in the number of subscribers, and the proliferation and range of services offered, require highly capable, flexible and scalable support systems, which can adequately support the size and nature of customer offerings on a cost effective basis.

   Other service providers have elected to out-source billing and management information-related functions because of the significant level of technological expertise and capital resources required to implement systems successfully. In addition, many emerging telecommunications services providers lack any transactional billing infrastructure at all. One of the primary challenges that these newer service providers face is to bring new services to market quickly. They typically focus their capital resources on developing networking and switching technology and on creating marketable services rather than on creating billing systems. These providers typically seek to outsource the billing functions because efficient flexible billing solutions are often too costly and time consuming to develop internally.

   To survive in an increasingly competitive environment, all these providers need solutions which:

   (bullet) enable them to differentiate themselves quickly and efficiently in a crowded and highly fungible market through the development, validation, implementation and support of innovative rate structures and changing mixes of service and feature offerings;

   (bullet) integrate seamlessly with their corporate management information services, so that providers can use the data generated for operational and other strategic purposes as an integral part of their marketing and sales plans; and

   (bullet) offer flexibility and reliability as critical components of subscriber relations, communication and retention.

The ITDS Solution

   The Company's solution is based upon an integrated software system that not only provides reliable and accurate transactional billing and management information support, but also includes the means to automate subscriber activation, remittance processing, collections, data retrieval and reporting, electronic funds transfer, credit management, automation of inventory management, and data archiving on a fully-integrated basis, running in either single or multiple telecommunications services markets, including cellular, paging, long distance and satellite. In comparison with traditional solutions, the Company's software and services:

   (bullet) permit providers to develop, validate, implement and support rate changes without the corresponding requirement to develop or change support systems, reducing the time to introduce new marketing or sales strategies;

   (bullet) permit providers to introduce new features or combinations of features, either directly or with others, on a timely basis;

   (bullet) assure that providers have immediate access to multiple databases on a fully-integrated basis, to improve marketing and sales planning;

   (bullet) deliver accurate, timely and useful billing information to customers, regardless of mix or change in level of service and rates, to facilitate customer attraction and retention; and

   (bullet) improve providers' cash flows and reduce bad debt by detecting fraud and delivering accurate and timely receivable and collection information across systems and service offerings.

The ITDS Strategy

   The Company's goal is to become a leading provider of integrated transactional billing and management information products and services to the converging telecommunications services industry in the United States and internationally. Key elements of its strategy include:

   (bullet) Expand Sales to Wireless Services Providers. The Company believes that the wireless segment of the telecommunications services market will continue to grow rapidly and will be characterized by both increased competition and heightened subscriber expectations. To date, the Company has built a significant customer base among smaller and mid-sized wireless providers. The Company intends to build upon this base by adding additional wireless services providers, including providers of PCS and satellite services, as well as larger telecommunications services providers which need the same innovative, flexible solutions that the Company has developed to meet the needs of its existing customer base.

   (bullet) Leverage Technology Features to Address Requirements of Related
            Market Segments. The Company believes it is well positioned to leverage its technology base by offering transactional billing and management information solutions to providers in such other telecommunications services market segments as wireline and data transmission, Internet and other enhanced services. Expansion into these additional sources of potential revenue will not require commensurate investment in software development because the Company's existing core technology already meets the more challenging and demanding requirements of the wireless segment of the market, while enabling the Company to offer features and functions to meet provider requirements.

   (bullet) Expand International Operations. The Company believes that the same market pressures created by deregulation and technological advances will increase the demand internationally for flexible and integrated transactional billing and management information solutions. In addition, the Company believes that the flexibility of its system will permit it to address the requirements of international telecommunications services providers without the need for significant reconfiguration. For example, the Company's system currently supports the provision of cellular services based on GSM technology, which has been widely adopted outside the U.S., as well as other emerging digital services. In February 1997, the Company, through its subsidiary ITDS LTDA, a Brazilian limitada, agreed to provide billing services to MCOMCAST, S.A., a Brazilian limitada owned by COMCAST International Holdings, Inc. and MCOM Wireless, S.A. ITDS LTDA will establish a service bureau operation in Sao Paulo, Brazil from which it will provide billing services and support. The Company intends to pursue additional international opportunities by leveraging relationships with domestic customers that may be expanding overseas, by seeking strategic international partners, and by selling directly abroad.

   (bullet) Leverage Employee Experience. The Company's employees are largely dedicated to the support and service of its customers, from initial conversion and implementation of the Company's technology, to on-going support and provision of "back-office" services. As a result of their experience with customer requirements and the needs of the telecommunications services industry generally, the Company's employees are able to configure the Company's technology to provide a focused and appropriate solution for each customer's requirements on a timely and cost-effective basis. The Company believes that this expertise is an important competitive advantage which it intends to leverage in retaining existing customers and expanding its customer base.

   (bullet) Expand Direct Sales and Develop Strategic Relationships.
            Historically, the Company has built its customer base primarily through the efforts of its senior management. In order to achieve its targeted levels of growth and build its customer base among larger telecommunications services providers, the Company has recently begun to invest significantly in the development of a sales and marketing organization. In recent months, the Company has expanded its sales force as the nucleus of this effort. The Company is also seeking to create additional strategic distribution and marketing alliances and to enter new markets, through relationships with hardware vendors and equipment providers. For example, the Company works with Hewlett-Packard to develop software systems compatible with Hewlett-Packard hardware and serves as a reseller of Hewlett-Packard equipment configured for the Company's software.

Recent Developments

   Since the Company's Initial Public Offering in October 1996, the Company has relocated and consolidated its corporate headquarters; introduced the next release of the ITDS 10X system; hired additional employees, increasing its sales and marketing team and adding a key member of management; increased sales and marketing efforts to larger service providers; and expanded its subscriber base. In November 1996, the Company relocated its corporate headquarters and consolidated each of its Connecticut offices into 48,222 square feet of office space in Stamford, Connecticut. The new facility's state-of-the-art data center has enhanced the Company's technical development and support and training capabilities, enabling the Company to provide more complex services and meet the needs of a larger customer base. This consolidation has also improved communication among employees leading to better coordination of the Company's sales and marketing efforts with larger customers and more timely and efficient configuration of the Company's technology and products to provide appropriate solutions for customers' requirements. Beginning in October 1996, the Company has provided its new customers with, and converted certain of its existing customers to, its new version 4.0 of the ITDS 10X system. Version 4.0 includes more flexible table-driven rating capabilities and other improved functionality. Between the Initial Public Offering and February 15, 1997, the number of Company employees has increased from 175 to 188. In November 1996, Joseph Juliano joined the Company as Executive Vice President of Strategic Product Management. Mr. Juliano, who has over 13 years of experience in the wireless transactional billing industry, is responsible for the direction and development of products and services, assisting the Company's sales and marketing efforts and providing the Company's customers with expert advice in the rapidly changing wireless industries. Since the Initial Public Offering, the Company has entered the PCS market and added several customers including Cellular Properties, Inc., PCS One, Inc. and MCOMCAST, S.A. and has renewed its existing contracts with Dobson Cellular Systems and Columbia River Cellular L.P. In February 1997, the Company, through its subsidiary ITDS LTDA, agreed to provide billing services to MCOMCAST, S.A. under a five-year agreement. ITDS LTDA will establish a service bureau operation in Sao Paulo, Brazil from which it will provide billing services and support.

Products and Services

  Core System

   The Company provides its customers with integrated transactional billing and management information solutions through the installation of its software systems and the provision of billing services. The Company's software is installed at a customer site to interface directly with the customer's systems and generate relevant subscriber billing and other data, as well as to support a wide range of transactional billing and subscriber management functions. The Company processes the billing information through the use of its software, eliminating the need for customers to maintain their own "back-office" data processing operation. Customers contract for the use of the Company's software and the provision of the Company's services on a long-term exclusive basis, generally between three and four years, and are billed monthly on a per-subscriber basis.

   The Company's suite of ITDS integrated applications allows customers the flexibility of rapidly changing their billing services to implement, for example, immediate rate plan changes for access, toll usage or toll discounts without the need for programming. Drawing on its client/server architecture, the system can be integrated with a customer's other communication and data systems to provide customers with the ability to generate up-to-date subscriber analysis and reports. The ITDS 10X system does not require any customer dedicated circuits, and customers can maintain the system along with rate tables and subscriber databases on their local network, while utilizing the system to interface with external databases and systems as appropriate. To further assure its operational flexibility and usefulness, the system supports key industry standards such as the CIBER standard for the wireless clearinghouse for AMPS, CDMA and TDMA wireless systems in the U.S. and the TAP standard for international clearinghouse for GSM cellular systems. The Company also interfaces with major U.S. credit bureaus, the Federal Reserve system and various U.S. banks for electronic funds transfer and credit card transactions. The ITDS 10X system includes a complete library of billing and financial reports for production as part of the month-end billing process. These reports provide customers with critical transactional billing data and can be modified or configured by customers to respond most appropriately to their specific information requirements. The following diagram illustrates the integrated features and interfaces of the Company's core technology:


                         [Text Representation of Chart]

                            (Home & Roam
Switch            Call    Billing Records)     ITDS 10X(R) Subscriber
MTSO   ---->   Collector  -------------------> Data Base
                                                     |
                                                     |
                                                     |
                                                     |
---------------------------------------------------------------------------
     |         |       |      |       |      |       |       |      |     |
SwitchLink     |       |   CreditLink |      |    Payment    |      | 10XArchive
Provisioning   |       |      |       |      |    Options    |      |    CD/ROM
               |       |      |       |      |       |       |      |
               |       |      |     Point    |       |       |      |
       Debit/Threshold |      |       Of     |       |InventoryScan |
          Billing*     |      |     Sale     |       |              |
                       |      |      | |     |       |              |
                       |      |      | |     |       |              |
              General Ledger  |      | | Collections |            10XWrite
                 Interface    |      | |    Module   |          Report Writer
                    |         |      | |             |
                    |          ------   -------------------------------------
                    |             |          |       |        |       |
                    |             |          |       |        |       |
                    |             |          |       |        |       |
                 Client         Credit    Credit   ITDS       |    ACH Bank
               Accounting       Bureau     Cards  PayScan     |      Draft
                System                                        |
                                                           Direct
                                                          Invoice


                                                           * Under Development

   The ITDS 10X system performs each of the following transactional billing, subscriber management and information functions, while updating the relevant customer database on a real-time basis:

   On-Line Subscriber Care and Management Support--Provides end-to-end support for all subscriber interface requirements:

Subscriber Order Entry            Credit Bureau Interface
Integrated Point of Sale          Transactional Credit Card Billing
Phone Number Assignment           Rate & Feature Assignment
Switch Provisioning Interface     Equipment Inventory Assignment & Tracking
Lead Generation & Tracking        Multiple Account Receivable Options
Automatic Clearinghouse for Bank
  Draft Payments                  Automatic Call Credit Adjustments
Multi-tiered Security Systems     On-Line What-if Plan Selection
Automatic Notes and Reminders     Multiple Search Keys at Account or Phone
                                  Level

   Message Processing and Rating--Includes the collection of raw call detail records from the customer's switch network, and the editing, formatting, rating and guiding of all traffic events necessary to produce subscriber invoices, traffic reports and other call related information:

Data Collection from all Switch
  Types                           Polling or Receipt of Near Real Time Records
Roamer In/Out Collect Processing  Up to 999 Rate Plans per Market
Error Management & Reporting      Rating, Re-rating and "Pseudo Roaming"
                                  Support
Discounts by Amount or
  Percentage                      Variable Time Periods for Air and/or Toll
Selective or Global Exceptions    Unlimited Toll Plans On-line

   Billing & Invoicing--Application of rated messages to invoices, summary files and reports:

Multiple Bill Cycles by Market    FIFO Overdue Payment Application
Balance Forward Billing           Invoice Format Options
Multiple Level Invoices           Global, Group or Individual Messages
Full Lockbox Support              Federal Reserve Bank Interface
Currency Conversion               Language Options
International Addressing          Print Fulfillment Options

   Although customers can perform their own on-site cycle-end rating and bill processing by licensing the Company's batch billing software, most customers elect to contract with the Company to perform those functions for them at the Company's data center. Customers transmit call detail records from their switching network or network provider directly to the Company's data center. In addition, the Company can extract necessary data from the customer's file server. The Company formats, guides, rates, and taxes the call records in accordance with the appropriate subscriber parameters and produces print image data output and various reports. The Company's bill verification personnel provide an additional level of assurance that subscriber invoices and management reports are accurate and timely. The Company then arranges with third-party vendors for the printing and distribution of subscriber invoices on a monthly basis.

   In addition to the foregoing general features, the ITDS system incorporates a modular system architecture which can support a number of complementary applications to meet a customer's specific requirements, including:

   (bullet) ITDS SwitchLink: ITDS SwitchLink is a direct multi-switch interface between ITDS 10X and all types of telecommunication switches, including cellular, wireline, paging and voice mail platforms. SwitchLink manages line and feature activation or deactivation in connection with ITDS 10X service order activity. SwitchLink automatically updates the switch data base and maintains a log file of all orders that have been accepted or rejected by the switch.

   (bullet) ITDS CreditLink: ITDS CreditLink interfaces with several
            U.S.-based credit bureaus to provide on-line credit analysis of potential subscribers. Service providers enter name, address and credit information to generate credit reports. By utilizing available credit scoring tables, users may build custom scoring algorithms.

   (bullet) ITDS Collections Module: The ITDS Collections module provides support for dedicated collections personnel. Users may define collections thresholds and pass account extracts to the Collections Module at any time. The system displays recent invoices and long-term payment history on-line, automatically generates follow-up notes and generates collections letters on demand. The Collections Module provides users queuing options based on user ID, amount due thresholds, time zone of each number, or combinations thereof. In addition, automatic contact notes are generated to create productivity reports of collections personnel.

   (bullet) ITDS PayScan: The Company can support customers' existing remittance processing relationships through customization of the ITDS 10X system, or can provide remittance services with ITDS PayScan, an automated lockbox remittance processing system. ITDS PayScan uses an easily installed scanning device to create edited, balanced batches that may be transferred to ITDS 10X payment files. PayScan speeds remittance processing, improves remittance productivity and allows greater flexibility than external bank vendors.

   (bullet) ITDS InventoryScan: ITDS InventoryScan is a complete inventory management system which allows easy bar code scanning and on-line inventory record maintenance from the physical receipt of equipment to entry into the ITDS inventory subsystem. All equipment, such as phones and accessories, that are packaged with industry standard bar code identifiers may be instantly transferred into or out of inventory by the use of a hand-held computer, scanner gun, and ITDS InventoryScan software.

   (bullet) ITDS Report Writer: The ITDS Report Writer allows real-time data from different sources within the system to be used to create customized ad hoc subscriber reports. The ITDS 10X system provides a library of over 100 types of reports which can be accessed and modified on-site by the customer.

  New Products and Enhancements

   The Company continues to refine its existing software and to introduce new enhancements to meet evolving customer requirements. Enhancements currently under development include incorporation into the ITDS 10X system of a Windows 95-compatible user interface and an Oracle relational database management system; debit/ threshold billing; and provision for the ITDS 10X system to operate with UNIX-based file servers, in order to address the needs of larger customers on a scalable and interoperable basis. In anticipation of possible future enhancements, the Company continually reviews technological innovations and changing standards and services in the industry. See "System Development."

  Point of Sale System

   In addition to the ITDS 10X system and related products, the Company offers a point of sale package (the "ITDS Point of Sale System"), a highly capable sales tool designed to incorporate the entire sales process into a quick and convenient on-line function. The system can be used in-store or as a mobile unit, so that customers can market wireless products and services outside of traditional store settings. The system enables sales clerks to quickly process initial service applications, on-line credit checks, inventory updates, assignment of telephone numbers, rate plan selection, invoicing and payments. Upon credit verification, the system immediately creates an entry in the customer's subscriber database and can activate telephone service at the switch. In addition, because complete access to the entire ITDS 10X database is available, walk up inquiries and account payments from existing subscribers can be handled immediately.

   The ITDS Point of Sale System is made available to users as a complete package. An intelligent workstation, color monitor, hand held inventory scanner, and full size cash drawer are installed as an integrated part of the ITDS

10X database. All information, including categorized sales figures and updated inventory stock levels, entered into the ITDS Point of Sale System is available for immediate reporting and analysis.

Customer Support

   The Company believes that because its solutions are critical to the competitive success of its customers, the Company must provide a high level of support from the time a customer converts to the Company's software and continuing through the on-going provision of transactional billing services. To that end, the Company assigns to each new customer a dedicated conversion team that specializes in facilitating the transition onto the ITDS 10X system by applying an implementation methodology which includes study of the customer's needs, definition of relevant conversion requirements, and on-site installation and training. This is followed up by systematic analysis of the implementation process, live conversion and follow-up training as required to meet the customer's requirements.

   Thereafter, the Company assigns a support team including a customer service representative and a programmer/ analyst for on-going support of the customer's requirements, including implementation of additional functionality if requested by the customer. In addition, the Company provides a fully-staffed customer service department and 24-hour, 7 day a week access to customer service representatives. Customers meet with the Company's senior management on a monthly basis and are contacted by their support representatives weekly. The Company also conducts focus groups and user groups to identify ways to improve the system efficiency. This customer service and support program allows the Company to maintain a dialogue with its customers and to identify, anticipate and meet evolving customer needs.

   To ensure its customers the highest level of accuracy in its billing services, before each customer billing cycle, the Company conducts roundtable "pre-run" discussions among personnel from the Company's testing, customer service and operations departments to verify customer database integrity, review usage price plan changes for completeness and accuracy, review any scheduled software changes and obtain release from the customer's system administrator for processing. The Company's quality assurance personnel then perform an in-depth review of each completed cycle before being released to the customer for review. Anomalies are investigated, corrected and reviewed with the customer. Only after receiving customer approval are customer invoices released to a third party for fulfillment processing. Quality assurance managers invoice all pre-print orders and monitor actual invoice printing to ensure consistent high quality and adequate inventory.

   The Company's service and support activities are supplemented by the provision of on-going training classes to customers, free of charge, to assist customers in utilizing the system capabilities more effectively. Typically, the Company schedules two to three such classes a month addressing different aspects of the transactional billing and management information service process.

   In January 1997, the Company's customer service and support department consisted of 33 persons, with an additional 13 dedicated quality assurance employees.

Sales and Marketing

   The Company's strategy has been to establish and maintain long-term customer relationships. As customers' subscriber bases grow and as customers add systems features to their existing ITDS 10X systems, the Company generates increased revenue. The Company's customer support programs enable it to understand customer needs and offer strategic solutions from its suite of integrated products and features. In addition, the flexible and scalable architecture of the ITDS 10X core technology enables the Company to maintain customer relationships as customers enter into additional telecommunications markets.

   The Company's customers include Aliant Communications Co., COMSAT Mobile Communications, Dobson Cellular Systems, France Caraibes Mobiles (formerly, France Telecom FCR), HighwayMaster Corporation, MCOMCAST, S.A., Point Communications Company, Sygnet Communications and TRICOM, SA. For the year ended December 31, 1996, revenue from Aliant Communications Co. and its affiliated companies represented approximately 19.1% (reflects the acquisition of Nebraska Cellular by Aliant in 1996) of the Company's total revenue, and revenue from Horizon Cellular Group represented approximately 12.5% of the Company's total revenue. The Company has long-term contracts with all of its significant customers, however, there can be no assurance that any such customer will renew its contract with the Company at the end of the contract term or may not seek to terminate its contract on the basis of alleged contractual defaults or other grounds. Loss of all or a significant part of the business of any of the Company's substantial customers would have a material adverse effect on the Company's business, financial condition and results of operations. Since October 1996, Horizon Cellular Group has divested certain of its remaining cellular markets, the majority of which were acquired by existing customers of the Company. Because the majority of these markets were acquired by the Company's existing customers, the Company does not expect that the significant reduction in revenue from Horizon Cellular Group expected in 1997 will have a material adverse effect on the business, financial condition or results of operations of the Company. See "Risk Factors--Reliance on Significant Customers."

   Although historically, the Company has achieved substantial growth with a core marketing team of senior executives, the Company has recently begun to expand its sales and marketing group as part of its overall strategy to add additional wireless providers as customers and to expand the sales of its systems in other segments of the telecommunications markets. The Company has begun to develop strategic alliances with hardware and telecommunication equipment product vendors, in order to expand into new markets. For example, the Company works with Hewlett-Packard to develop software systems compatible with Hewlett-Packard hardware. The Company also serves as a reseller of Hewlett-Packard equipment configured for the Company's software system. In addition, the Company has begun to seek strategic international partners that will enable the Company to gain access to distribution systems and complementary product offerings and to facilitate the Company's international growth. The Company intends to continue to focus on the development of such alliances as international deregulation and technological changes increase demand for viable, flexible and interoperable transactional billing and management information systems. The Company's marketing efforts also include providing marketing newsletters to its customers, advertising and participating in industry trade shows, seminar lectures, and industry standards meetings.


System Development

   The Company's research and development efforts are focused on enhancing existing products and services as well as developing products, features and services that can be integrated into the Company's core ITDS 10X technology. The Company's product development team reviews product and service development proposals and establishes internal guidelines for efficient development. The Company's research and development team also works closely with customers to perform customization of products to meet specific needs. In addition to internal development, the Company works with its strategic partners Hewlett-Packard and Oracle to develop products compatible with their product offerings. Currently, the Company has a number of new enhancements under development to meet evolving customer requirements, including incorporation into the ITDS 10X system of a Windows 95 compatible user interface and an Oracle relational database management system; debit/threshold billing; and provision for the ITDS 10X system to operate with Unix based file servers.

   The Company actively participates in industry standards associations to assure that its development efforts are in compliance with standards as they evolve and to assure that the Company's software can be used on a fully open and interoperable basis. For example, the Company works closely with a variety of standards committees and working groups of CIBERNET, the standards body of the Cellular Telephone Industry Association ("CTIA"). The Company participates in the CIBERNET Advisory Committee, which evaluates proposed changes to standards for wireless industry data exchange; the CIBERNET Net Settlement Working Group, which evaluates proposed changes to the subscriber net settlement process; and the CIBERNET Data Message Handler Working Group, which focuses on billing aspects of the TIA IS-124 standard. In addition, the Company participates in CTIA's International Forum for AMPS Standard, and the Bellcore Ordering and Billing Forum.

   In the years ended December 31, 1994, 1995 and 1996, the Company incurred cash expenditures of $1,043,989, $1,662,457 and $2,974,132 respectively, on systems development, of which $288,602, $479,316 and $858,827, respectively, were capitalized as software development costs in each of such years. In January 1997, the Company employed 86 people in product and systems programming and development.


Competition

   The market for billing and management information systems for the telecommunications service industry is highly competitive and the Company expects that the high level of growth within the telecommunications service industry will encourage new entrants, both domestically and internationally, in the future. The Company competes with both independent providers of transactional systems and services and with internal billing departments of telecommunications services providers. The Company believes its most significant competitors in the wireless telecommunications segment are Alltel Information Systems, Inc., Cincinnati Bell Information Systems, Inc. ("CBIS"), Computer Sciences Corp. and Electronic Data Systems, Inc. In the future, the Company may compete in both the wireless and wireline markets with additional companies who currently compete in market segments other than wireless. In addition, the Company competes with several international providers of billing and management information systems and, as the Company continues to expand into international markets, it will compete with additional providers abroad.

   The Company believes that principal competitive factors include the ability to provide timely products, features and services that are responsive to evolving customer needs in an industry characterized by rapidly changing technologies and ongoing deregulation. The Company must provide statement accuracy, meet billing cycle deadlines, offer competitive pricing and maintain high product and service quality. The Company believes that its fully integrated architecture enables it to compete favorably in the telecommunications services industry by offering its customers a high degree of flexibility to quickly modify their billing and management systems as their needs and the needs of their subscribers change.

   In addition, the Company believes that its ability to compete successfully will depend in part on a number of factors outside its control, including the development by others of software that is competitive with the Company's products and services, the price at which others offer comparable products and services, the extent of competitors' responsiveness to customer needs and the ability of the Company's competitors to hire, retain and motivate key personnel. Many of the Company's current and potential future competitors have significantly greater financial, technical and marketing resources, generate higher revenue and have greater name recognition than does the Company. In addition, many of the Company's competitors have established commercial relationships or joint ventures with major cellular and other telecommunications services providers.

Proprietary Rights and Licenses

   The Company relies in part on trademark, copyright and trade secret laws to protect its proprietary rights. The Company distributes its products under service and software license agreements which typically grant customers non-exclusive licenses, subject to terms and conditions prohibiting unauthorized reproduction, transfer or use. The Company believes that because of the rapid pace of technological change in the telecommunications and software industries, the technological expertise of its personnel, the complexity of its system architecture and the frequency and timeliness of product and service offerings are more significant than the legal protections of its products. In addition, the Company enters into non-disclosure agreements with each employee and consultant and each third- party to whom the Company provides proprietary information. Access to the Company's core source code is greatly restricted.

   The Company licenses from third parties technology that is important to certain functionalities of its products. The Company is not aware of any patent infringement or any violation of other proprietary rights claimed by any third party relating to the Company or the Company's products. See "Risk Factors--Dependence on Proprietary Technology."

Employees

   In February 1997, the Company had a total of 188 employees, of whom 33 were engaged in customer service, 86 were engaged in systems programming and development, 13 in quality assurance, 29 in new customer conversions, 5 in sales and marketing and 22 in administration and training. None of the Company's employees are represented by labor unions. The Company believes that its employee relations are good.


Properties

   The Company subleases a 48,222 square foot facility in Stamford, Connecticut for its corporate headquarters, systems and programming, client service, operations, quality assurance, documentation and training, and administration. The Company maintains satellite offices in College Station, Texas, Champaign, Illinois, and Orlando, Florida for individuals engaged in product management and sales.

Legal Proceedings

   The Company is not a party to any material legal proceedings.

                                  MANAGEMENT

Executive Officers and Directors

   The executive officers, directors and certain additional management of the Company are as follows:

Name                             Age     Position
----                             ---     ----------------------------------
Directors and Executive
  Officers

Charles L. Bakes                  66     President, Chief Executive Officer
                                         and Director

Mark D. Spitzer(1)                47     Executive Vice President, Chief
                                         Financial Officer, Treasurer and
                                         Director

Lewis D. Bakes                    39     Executive Vice President, Chief
                                         Operating Officer, Secretary and
                                         Director

Barry K. Lewis                    41     Senior Vice President of Customer
                                         Services

Joseph A. Juliano                 47     Executive Vice President of
                                         Strategic Product Management

Stuart L. Bell(1)(2)              43     Director

Michael E. Kalogris(1)(2)         47     Director

Additional Management

James V. O'Neill                  67     Senior Vice President

Peter L. Masanotti                42     Vice President and General Counsel

-------------

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

   Charles L. Bakes   co-founded the Company in 1990 and has served as the
Company's President and a director since that time. In 1983, Mr. C. Bakes co-founded the Clinton Financial Group, Inc., a broker/dealer specializing in the marketing of private placement equity investments, where he served as a Vice President until 1990.

   Mark D. Spitzer   co-founded the Company in 1990 and has served as Executive
Vice President, Chief Financial Officer and a director since that time. In 1983, Mr. Spitzer co-founded the Clinton Financial Group, Inc. along with Mr.
C. Bakes and served as its President until joining the Company. From 1983 to 1990, Mr. Spitzer also served as a principal of The Clinton Companies, an investor and developer of commercial and residential properties.

   Lewis D. Bakes   co-founded the Company in 1990 and has served as Executive
Vice President, Chief Operating Officer and a director since that time. Mr.
L. Bakes served as an attorney at the law firm of Kleban & Samor P.C. from 1984 until 1987, and served as General Counsel to The Clinton Companies from 1987 to 1990.

   Barry K. Lewis   joined the Company in 1994, serving initially as the
Company's Vice President of the Wireless Division and later as the Senior Vice President of Customer Services. From 1983 until he joined the Company, Mr. Lewis worked for Auxton Computer Enterprise and CBIS, wireless software billing vendors, ultimately serving as CBIS' Director of the Wireless Division.

   Joseph A. Juliano   joined the Company in November 1996 and has served as
Executive Vice President of Strategic Product Management since that time. Mr. Juliano has been involved with the wireless industry since 1983. He served as Industry Consultant-Wireless Strategies at GTE TSI, a service provider for wireless carriers, from December 1995 to October 1996 and as Director Industry Matters for SNET Cellular from 1983 until 1995. In recent years, Mr. Juliano has been a participant in a number of industry advisory boards, including the CIBERNET Advisory Committee, CIBERNET DMH Working Group, CTIA Roamer Committee, CTIA Fraud Task Force (including as Chairperson of the Fraud Technology Working Group), and CTIA Authentication Working Group. In addition, Mr. Juliano is a Certified Management Accountant.

   Stuart L. Bell   has been a director of the Company since August 1996. Since
1995, he has served as Chairman of the Board of Innovative Medical Research, Inc., a company that executes clinical trials, Assistant to the Chief

Executive Officer of CUC International, a membership services company, and as a director of Harbinger Corporation, an electronic commerce company. From 1981 to 1995, he served as Chief Financial Officer, Treasurer and Executive Vice President, Office of the President, of CUC International.

   Michael E. Kalogris   has been a director of the Company since August 1996.
He has been President and Chief Executive Officer of Horizon Cellular Group, an owner and operator of cellular telephone systems, since September 1991. He previously served as President and Chief Executive Officer of Metrophone, a non-wireline carrier in Philadelphia, from May 1988 to September 1991. Prior to 1988, he held numerous positions with International Business Machines. Mr. Kalogris is active in the CTIA, and is currently an officer and a member of CTIA's Executive Committee. Mr. Kalogris also serves on the board of directors of both Systems/Link Corporation, a provider of fraud technology and fraud technology services, and Horizon Cellular Group.

   James V. O'Neill   joined the Company is 1992 and has served as Senior Vice
President since that time. Prior to joining the Company, Mr. O'Neill was Vice President of Telecommunications at IMI Systems Inc., an international consulting firm, from 1987 until 1992; Director of Data Systems at NYNEX Mobile Communications from 1984 to 1987; and General Manager MIS at AT&T AMPS in 1983. Prior to 1983, Mr. O'Neill held various management positions at New York Telephone. Mr. O'Neill is a member of the CIBERNET Advisory Committee, a wireless industry standards organization.

   Peter L. Masanotti   joined the Company in August 1996 as Vice President and
General Counsel. From 1980 until he joined the Company, Mr. Masanotti was an attorney at the law firm Kleban & Samor, P.C., and served as that firm's Managing Partner since 1993.

   The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. The Board consists of two Class I Directors (Messrs. Kalogris and Bell), two Class II Directors (Messrs. L. Bakes and Spitzer) and one Class III Director (Messrs. C. Bakes). At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the directors or director of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 1997, 1998 and 1999, respectively.

   Each officer serves at the discretion of the Board of Directors. Charles
L. Bakes is the father of Lewis D. Bakes.

Board Committees

   The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee makes recommendations concerning salaries and incentive compensation and benefits for executive officers, directors, employees and consultants of the Company and administers and grants stock options pursuant to the Company's 1996 Stock Incentive Plan and 1996 Employee Stock Purchase Plan. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent public accountant.

Board Compensation

   All of the directors are reimbursed for expenses incurred in connection with their attendance at Board and committee meetings. Directors are not entitled to compensation in their capacities as directors. On September 30, 1996, the Company granted to each of Messrs. Bell and Kalogris an option to purchase up to 25,000 shares of Common Stock at an exercise price of $12.00 per share, exercisable in four equal annual installments beginning September 30, 1997.

Executive Compensation

  Summary Compensation

   The following table sets forth the compensation for the years ended December 31, 1995 and 1996 for the Company's Chief Executive Officer and its three most highly compensated executive officers during fiscal 1996 (the Chief Executive Officer and such other executive officers are hereinafter referred to as the "Named Executive Officers"):

                          Summary Compensation Table

                                                                      Long-Term
                                    Annual Compensation        Compensation Awards (1)
                              ------------------------------  -------------------------
                                                               Restricted   Securities
                                                                 Stock      Underlying     All Other
Name and Principal Position     Year     Salary      Bonus       Awards      Options     Compensation
 ----------------------------- ------ ----------- ----------- ------------ ---------------------------
Charles L. Bakes                1996    $362,136   $  87,084          --          --            --
 President, Chief Executive
  Officer and Director          1995    $239,950   $308,825           --          --            --
Mark D. Spitzer                 1996    $376,647   $  87,083          --          --            --
 Executive Vice President,
  Chief Financial Officer,
  Treasurer and Director        1995    $322,887   $294,798           --          --            --
Lewis D. Bakes                  1996    $376,647   $  87,083          --          --            --
 Executive Vice President
  Chief Operating Officer,
  Secretary and Director        1995    $321,172   $290,913           --          --            --
Barry K. Lewis                  1996    $129,588         --     $293,145      14,000      $275,000 (1)
 Senior Vice President of
  Customer Services             1995    $115,000   $  7,500           --          --            --

-------------

(1) Mr. Lewis received a one-time payment of $275,000 on November 7, 1996 pursuant to the terms of his employment agreement with the Company.

  Option Grants Table
   The following table sets forth certain information concerning grants of stock options made during fiscal 1996 to each of the Named Executive
Officers:

                      OPTION GRANTS IN LAST FISCAL YEAR

                                      Individual Grants
                   --------------------------------------------------------
                                       Percentage                            Potential Realizable
                                        of Total                               Value at Assumed
                      Number of         Options      Exercise                Annual Rates of Stock
                      Securities        Granted       Price                 Price Appreciation for
                      Underlying      to Employees     Per      Expiration      Option Term (2)
       Name        Options Granted   in Fiscal Year   Share      Date (1)           5%  10%
 ----------------- ---------------- ---------------  --------- ------------ -----------------------
Charles L. Bakes          --              --            --          --                 --
Mark D. Spitzer           --              --            --          --                 --
Lewis D. Bakes            --              --            --          --                 --
Barry K. Lewis         12,000 (3)         3.0%        $14.00      9/30/06      $105,654/$267,749
                        2,000 (4)         0.5%        $21.00     12/17/06      $  26,413/$66,937

(1) The expiration date of an option is the tenth anniversary of the date on which the option was originally granted.

(2) The amounts shown in these columns represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock, the optionholders' continued employment through the option period, and the date on which the options are exercised.

(3) Options become exercisable in 16 equal quarterly installments beginning on the date of grant.

(4) Options were immediately exercisable upon grant.

  Aggregated Option Exercises and Year-End Option Table
   The following table sets forth certain information concerning each exercise of a stock option during the fiscal year ended 1996 by each of the Named Executive Officers and the number and value of unexercised options held by each of the Named Executive Officers on December 31, 1996:

                     AGGREGATED OPTION EXERCISES IN LAST
                       FISCAL YEAR AND FISCAL YEAR-END
                                OPTION VALUES

                                                 Number of            Value of
                                                   Shares            Unexercised
                                                 Underlying         in the Money
                                                 Option at        Options at Fiscal
                                              Fiscal Year-End       Year-End (1)
                                             ----------------  -----------------------
                       Number
                     of Shares
                      Acquired       Value      Exercisable/        Exercisable/
Name                on Exercise    Realized    Unexercisable        Unexercisable
 ----------------- -------------- ---------------------------  -----------------------
Charles L. Bakes          --           --            --                  --
Mark D. Spitzer           --           --            --                  --
Lewis D. Bakes            --           --            --                  --
Barry K. Lewis            --           --       2,750/11,250   $14,187.50/$115,312.50

-------------

(1) Based on the difference between each option exercise price and the fair market value of the Common Stock as of December 31, 1996 ($24 1/4 per share as quoted on the Nasdaq National Market), multiplied by the number of shares underlying the options.

Employment Agreements

   The Company has an employment agreement, dated June 1994, as amended on September 30, 1996, with Barry K. Lewis, Senior Vice President of Customer Services. The agreement terminates on July 4, 1997, unless sooner terminated as provided therein. The agreement provides for an annual base salary of $135,000 per year (plus performance bonuses to be determined in the sole discretion of the Board of Directors). The agreement also contains a non-competition provision pursuant to which Mr. Lewis is prohibited from competing with the Company during his employment with the Company and for one year thereafter.

   The Company has an employment agreement, dated October 5, 1996, with Joseph Juliano, Executive Vice President of Strategic Product Management. The agreement terminates on October 31, 2000, unless sooner terminated as provided therein. The agreement provides for an annual base salary of $175,000 per year (plus a performance bonus of up to 10% of Mr. Juliano's annual base salary, in the sole discretion of the Board of Directors). Pursuant to the agreement, Mr. Juliano received on the commencement of his employment 24,000 shares of restricted Common Stock, of which, 25% vest on April 1, 1997, and an additional 25% vest on October 31 of each of 1998, 1999 and 2000, provided that vesting will accelerate upon the sale of the Company. The agreement also contains a non-competition provision pursuant to which Mr. Juliano is prohibited from competing with the Company during his employment with the Company and for one year thereafter.


1996 Stock Incentive Plan

   The Company's 1996 Stock Incentive Plan (the "1996 Incentive Plan") permits the Company to grant options to purchase Common Stock, to make awards of restricted Common Stock, and to issue certain other equity-related securities of the Company ("Awards") to employees and directors of and consultants to the Company. The total number of shares of Common Stock which may be issued under the 1996 Incentive Plan is 1,000,000 shares. The maximum number of shares which may be issued to any individual under the 1996 Incentive Plan is 250,000 per year. Stock options entitle the optionee to purchase Common Stock from the Company for a specified exercise price during a period specified in the applicable option agreement. Non-qualified stock options may be granted at exercise prices which are above, equal to or below the fair market value of the Common Stock. The exercise price of shares of Common Stock subject to options qualifying as incentive stock options or intended to qualify as performance- based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, may not be less than the fair market value of the Common Stock on the date of the grant. Restricted stock awards entitle the recipient to purchase or otherwise receive Common Stock from the Company under terms which provide for vesting over a period of time and forfeiture of the unvested portion of the Common Stock subject to the award upon the termination of the recipient's employment or other relationship with the Company. The 1996 Incentive Plan is administered by the Compensation Committee of the Board of Directors, which selects the persons to whom Awards are granted and determine the number of shares of Common Stock covered by the Award, its exercise or purchase price, its vesting schedule and (in the case of stock options) its expiration date. Awards granted under the 1996 Incentive Plan are generally nontransferable. Stock options are generally exercisable over a four-year period and expire ten years after the date of grant (subject to earlier termination in the event of the termination of the optionee's employment or other relationship with the Company).

1996 Employee Stock Purchase Plan

   The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") authorizes the issuance of up to a total of 200,000 shares of Common Stock to participating employees through a series of semiannual offerings, which commence on each February 1 and August 1, beginning February 1, 1997. Any employee of the Company or a participating subsidiary is eligible to participate in an offering if he or she is regularly employed by the Company or a subsidiary for at least 30 hours a week and for more than five months in a calendar year on the first day of the applicable offering. The price at which employees may purchase Common Stock in an offering is 85% of the closing price of the Common Stock on the Nasdaq National Market on the day the offering commences or on the day the offering terminates, whichever is lower. An employee may elect to have up to 10% of his or her qualifying compensation withheld for the purpose of purchasing stock under the Purchase Plan. If the total number of shares of Common Stock that would otherwise be purchased in the offering with accumulated payroll deductions exceeds the number of shares available during the offering, the available shares will be allocated on a pro rata basis to participating employees.

Compensation Committee Interlocks and Insider Participation

   The current members of the Company's Compensation Committee are Messrs. Bell and Kalogris. No executive officer of the Company has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers served as a director of or member of the Compensation Committee of the Company.

                             CERTAIN TRANSACTIONS

   Pursuant to Software License Agreements entered into by the Company in the normal course of its business, in January 1994 and May 1994, Horizon Cellular Group ("Horizon") paid the Company approximately $545,925 for billing software and services rendered in 1994 and $1,492,862 and $2,014,571 for such services rendered in 1995 and 1996, respectively. As of February 27, 1997, Horizon paid the Company $246,304 for such services rendered in 1997. Mr. Kalogris, who became a director of the Company in August 1996, serves as President, Chief Executive Officer and a director of Horizon.

   In connection with its recapitalization (the "Recapitalization") in 1996, the Company was reincorporated in the State of Delaware pursuant to a merger and an 800-for-1 stock split was effected. Pursuant to the Recapitalization, the Company's treasury shares and Class A and Class B Preferred Stock were retired, and the holders of shares of Class A and Class B Preferred Stock were issued as merger consideration an aggregate of 852,812 shares of Common Stock valued at $12 per share (for an aggregate of $10,233,744, treated as a distribution to such shareholders) and promissory notes in the aggregate amount of $825,000, evidencing the Company's obligations to repay capital. The promissory notes were repaid in full at the time of the Initial Public Offering in October 1996.

   In December 1995, the Company issued to CII, a beneficial owner of more than 5% of the Common Stock, 129 shares of Class C Convertible Preferred Stock at a purchase price of $4,961.24 per share. Each share of Class C Convertible Preferred Stock converted into one share of Series C Convertible Preferred Stock in connection with the Recapitalization. Each share of Series C Convertible Preferred Stock automatically converted into 800 shares of Common Stock upon the closing of the Initial Public Offering. The holder of such shares of Common Stock is entitled to certain registration rights with respect thereto. See "Shares Eligible for Future Sale."

   In addition, immediately prior to the Initial Public Offering, CII exercised warrants to purchase an aggregate of 334,524 shares of Common Stock at an aggregate purchase price of $822,959.

   The Company believes that the securities issued in the transactions with CII described above were sold at their then fair market value and that the terms of the transactions described above were no less favorable than the Company could have obtained from unaffiliated third parties.

   In October 1996, the Company issued to Barry K. Lewis, 18,333 shares of Common Stock at a purchase price of $.01 per share, pursuant to the terms of Mr. Lewis' employment agreement.

   Pursuant to his employment agreement, Mr. Juliano received on the commencement of his employment 24,000 shares of restricted Common Stock, of which, 25% vest on April 1, 1997, and an additional 25% vest on October 31 of each of 1998, 1999 and 2000, provided that vesting will accelerate upon the sale of the Company.

   On December 31, 1996 and January 1, 1997, the Company loaned to Mr. Juliano, an executive officer of the Company, an aggregate of $106,000, at an interest rate of 8.5% per annum pursuant to three promissory notes. Of the total amount, $40,000 was due on February 28, 1997 and was repaid in February 1997. Of the remaining $66,000 outstanding, $54,000 is payable on November 2, 1998 and $12,000 is payable on demand. The $54,000 is secured by a pledge of 24,000 shares of Common Stock held by Mr. Juliano.

   For a description of certain additional employment and other arrangements between the Company and its executive officers, see "Management--Executive Compensation" and "--Employment Agreements."

   The Company has adopted a policy providing that all material transactions between the Company and its officers, directors and other affiliates must (i) be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors and (ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. In addition, this policy will require that any loans by the Company to its officers, directors or other affiliates be for bona fide business purposes only.

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of December 31, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each person or entity known to the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors and Named Executive Officers, (iii) each Selling Stockholder and
(iv) all directors and executive officers as a group.

                                   Beneficially Owned                    Stock Beneficially
                                         Prior                            Owned After the
                                  to the Offering (2)                       Offering (2)
                                 ---------------------                   -------------------
                                                           Number of
                                                           Shares of
     Name and Address (1) of                             Common Stock
        Beneficial Owner            Number    Percent    Being Offered    Number    Percent
 ------------------------------------------   --------- --------------- ----------  --------
5% Stockholders
Connecticut Innovations,
  Incorporated                      437,724      5.2%       295,614        142,110     1.6%
 845 Brook Street
 Rocky Hill, CT 06067
Essex Investment Management
  Company                         1,079,100     12.8%            --      1,079,100    12.1%
 125 High Street
 South Boston, MA 02110
Anne Wells (3)                      588,391      7.0%       103,290        485,101     5.4%
 45 Augur Lane
 Durham, CT 06422

Named Executive Officers and
  Directors
Charles L. Bakes (4)              1,301,573     15.4%       204,490      1,097,083    12.3%
Mark D. Spitzer                   1,039,960     12.3%       182,560        857,400     9.6%
Lewis D. Bakes (5)                  998,500     11.8%       175,290        823,210     9.2%
Barry K. Lewis (6)                   21,083        *          3,700         17,383       *
Stuart L. Bell                       10,000        *             --         10,000       *
Michael E. Kalogris                       0        *             --             --      --

Additional Selling Stockholders
Richard and Ruth Atkins              21,867        *         21,867             --      --
George Bakes                         47,620        *         24,000         23,620       *
Jennifer Bakes                       29,156        *         23,325          5,831       *
Philip J. Brust                      58,312        *            312         58,000       *
Carlo D. Cavaliere, Vincent C.
  Cavaliere
  and Christopher A. Cavaliere       21,867        *         21,867             --      --
Church of the Annunciation            2,500        *          2,500             --      --
Church of the Archangels             37,500        *         37,500             --      --
Louis Clemenza and Anthony
  Clemenza                           21,867        *         21,867             --      --
Mary Ann Curtis, William R.
  Mackey and Daniel S.
  Huntington, Tenants in Common      21,867        *         21,867             --      --
Domenic Iorfino, IRA                 21,867        *         21,867             --      --
The Elias N. Kulukundis
  Irrevocable Trust
  UAD 12/24/92                       29,156        *         29,156             --      --
Fairfield Grace Methodist Church        300        *            300             --      --
First Presbyterian Nursery
  School                              1,000        *          1,000             --      --
Burton C. Firtel                     29,156        *         29,156             --      --
Francis Graf                         40,089        *         39,089          1,000       *
Ward L. Johnson                       6,560        *          3,280          3,280       *
Jean T. Johnson                       8,747        *          4,373          4,374       *
Jean T. Johnson and Ward L.
  Johnson, Jr., TTEES f/b/o Jean
  T. Johnson U/A 12/11/72             6,560        *          3,280          3,280       *
George A. Khouri                     29,156        *         29,156             --      --

                                      37

                                   Beneficially Owned                    Stock Beneficially
                                         Prior                            Owned After the
                                  to the Offering (2)                       Offering (2)
                                 ---------------------                   -------------------
George A. Khouri, Custodian for
  Alexander and Christopher
  Khouri                             21,867        *         21,867             --      --
George A. and Barbara Khouri         21,867        *         21,867             --      --
Kleban & Samor, P.C.                 29,156        *         14,578         14,578       *
Robert D. Lombardo                   29,156        *         29,156             --      --
Marcello Rondano Irrevocable
  Trust                              21,867        *         21,867             --      --
Muhlenberg College                    4,642        *          4,642             --      --
James V. O'Neill                     36,982        *          6,670         30,312       *
Louise M. Rondano and Dorothy
  Miller                             21,867        *         21,867             --      --
Rondo, Inc. Profit Sharing Plan      43,734        *         43,734             --      --
Robert D. Russo, Jr.                 21,867        *         21,867             --      --
Robert D. Russo, Sr., MD             21,867        *         21,867             --      --
Barry A. Saunders                    29,156        *         29,156             --      --
Trustees of the University of
  Pennsylvania                       11,000        *         11,000             --      --
Thomas Vallani                       29,156        *         29,156             --      --
All directors and executive
  officers as a group (7
  persons)                        3,395,116     40.2%       566,040      2,829,076    31.6%

-------------

*Less than 1%

(1) The address of each person in the table under the caption Named Executive Officers and Directors is 225 High Ridge Road, Stamford, Connecticut 06905.

(2) The number of shares beneficially owned by each director and executive officer is determined under rules promulgated by the Securities and Exchange Commission (the "Commission"), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after December 31, 1996 through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity. The number of shares outstanding includes 8,412,504 shares of Common Stock outstanding as of December 31, 1996, plus any shares subject to outstanding stock options held by the person in question. Assumes no exercise of the Underwriters' over-allotment options.

(3) Includes 177,600 shares beneficially owned by Ms. Wells' husband, as to which shares Ms. Wells disclaims beneficial ownership. Shares being offered include 31,194 shares owned by Ms. Wells' husband.

(4) Consists of 1,301,573 shares beneficially owned by Mr. C. Bakes' wife, as to which shares Mr. C. Bakes disclaims beneficial ownership.

(5) Consists of 998,500 shares beneficially owned by Mr. L. Bakes' wife, as to which shares Mr. L. Bakes disclaims beneficial ownership.

(6) Includes 2,750 shares issuable pursuant to outstanding options exercisable within 60 days.

                         DESCRIPTION OF CAPITAL STOCK

   The Company is authorized to issue 40,000,000 shares of Common Stock, $.01 par value per share, of which, on February 25, 1997, 8,436,941 shares were issued and outstanding, and 2,000,000 of undesignated Preferred Stock, $.01 par value per share, of which no shares are issued and outstanding.


Common Stock

   The Company's Certificate of Incorporation authorizes the issuance of up to 40,000,000 shares of Common Stock, $.01 par value per share. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any class of Preferred Stock which the Company may designate and issue in the future. Certain holders of Common Stock have the right to require the Company to effect the registration of their shares of Common Stock in certain circumstances. See "Shares Eligible for Future Sale."


Preferred Stock

   The Certificate of Incorporation authorizes the issuance of up to 2,000,000 shares of Preferred Stock, $.01 par value per share. Under the terms of the Certificate of Incorporation, the Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of Preferred Stock in one or more class. Each such class of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

   The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

Delaware Law and Certain Charter and By-Law Provisions

   The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

   The Certificate of Incorporation provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management." In addition, the Certificate of Incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the corporation entitled to vote. Under the Certificate of Incorporation, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

   The Certificate of Incorporation also provides that any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Certificate of Incorporation further provides that special meetings of the stockholders may only be called by the Chairman of the Board of Directors, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. Under the Company's By-Laws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice to the Company. The foregoing provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

   The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Certificate of Incorporation and the By-Laws require the affirmative vote of the holders of at least 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

   The Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

Transfer Agent and Registrar

   The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                       SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, the Company will have approximately 8,936,941 outstanding shares of Common Stock (based on the number of shares outstanding on February 25, 1997). Of these 8,936,941 shares, excluding the 3,066,667 shares sold in the Initial Public Offering and the 2,100,000 shares to be sold in this offering (assuming the Underwriters' over-allotment option is not exercised), 3,769,837 of the remaining 3,770,274 shares are subject to lock-up agreements with the Underwriters. Of these shares, 38,473, 53,861 and 61,556 shares, respectively, will become eligible for resale in the public market subject to the provisions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), beginning on each of April 23, 1997, July 22, 1997 and October 24, 1997, the expiration dates of the lock-up agreements executed in connection with the Company's Initial Public Offering (the "First Lock-up Agreements"). In addition, upon expiration of the lock-up agreements executed in connection with this offering, which are further described below, approximately 848,254 and 2,777,693 additional shares will become eligible for resale in the public market, subject to the provisions of Rules 144 and 701 under the Securities Act on the dates 180 days and one year after the date of this Prospectus, respectively.

   In general, under Rule 144 (as recently modified by the Commission) a person (or persons whose shares are aggregated), including an affiliate as that term is defined in Rule 144 (an "Affiliate"), who has beneficially owned "restricted securities" (as that term is defined in Rule 144) for a period of at least one year from the later of the date such restricted securities were acquired from the Company or the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such securities that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 89,369 shares immediately after the offering) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding the filing of notice of such sale. Sales under Rule 144 are also subject to certain restrictions on the manner of sale, notice requirements, and the availability of current public information about the Company.

   Further, under paragraph (k) of Rule 144, if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an Affiliate of the Company, a holder of such restricted securities who is not an Affiliate of the Company at the time of the sale and has not been an Affiliate of the Company for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

   Rule 701 promulgated under the Securities Act provides that shares of Common Stock acquired pursuant to written plans such as the 1996 Stock Incentive Plan became eligible for resale by persons other than Affiliates, beginning 90 days after the Initial Public Offering, subject only to the manner of sale provisions of Rule 144, and by Affiliates, beginning 90 days after the Initial Public Offering, subject to all provisions of Rule 144 except its one-year minimum holding period.

   In addition, the Company has registered 1,200,000 shares of Common Stock issuable pursuant to its stock option plans. As of February 25, 1997, options to purchase 389,563 shares were outstanding, of which options to purchase 21,688 shares were exercisable or become exercisable within 60 days, and 810,000 shares were reserved for future awards. Shares issued upon the exercise of options generally will be eligible for sale in the public market, subject, in certain cases, to the lock-up agreements described below and volume and other restrictions.

   The Company has agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock for the period ending 180 days after the date of this Prospectus, except that the Company may issue, and grant options to purchase, shares of Common Stock under the 1996 Stock Incentive Plan and the 1996 Employee Stock Purchase Plan. In addition, the Company may issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the period referenced in the preceding sentence.

   The directors of the Company, Selling Stockholders and certain other stockholders of the Company have agreed that they will not, without the prior written consent of Lehman Brothers Inc., sell or otherwise transfer or dispose of an aggregate of approximately 851,004 shares of Common Stock beneficially owned by them (including approximately 657,511 shares which would be freely tradeable under Rule 144(k) and approximately 193,493 shares eligible for sale under Rule 144) after this offering for a period of 180 days from the date of this Prospectus. Each of Charles Bakes, Lewis Bakes, Portia Bakes, Sandra Bakes and Mark Spitzer have agreed that they will not, without the prior written consent of Lehman Brothers Inc., sell or otherwise transfer or dispose of an aggregate of approximately 2,777,693 shares of Common Stock beneficially owned by them (all of which would be eligible for resale under Rule 144) after this offering for a period of one year from the date of this Prospectus. The agreement executed by CII shall not restrict the transfer of shares of Common Stock beneficially owned by CII in the event the Company relocates outside of Connecticut. The lock-up agreements executed by the Selling Stockholders in connection with this offering replace the First Lock-Up Agreements executed by the Selling Stockholders at the time of the Initial Public Offering.

   The Company granted to CII rights with respect to the registration under the Securities Act (the "Registration Rights") of up to 437,724 shares of Common Stock of which 295,614 shares are being offered by CII hereby. Under the terms of the Registration Rights, if the Company proposes to register any of its securities under the Securities Act either for its own account or for the account of a security holder or holders, CII is entitled to notice of such registration and is entitled to include such shares of Common Stock in such registration. In addition, CII is entitled to demand up to two registrations, the expenses of which will be borne by the Company. The Registration Rights are subject to certain conditions and limitations, among them the right of the underwriters of a registered offering to limit the number of shares included in such registration.

   No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                 UNDERWRITING

   Subject to the terms and conditions of the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Lehman Brothers Inc., Alex. Brown & Sons Incorporated and Cowen & Company are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                    Number of
                                                    Shares of
             Underwriters                          Common Stock
             -----------------------------------  ---------------
             Lehman Brothers Inc.
             Alex. Brown & Sons Incorporated
             Cowen & Company

                                                  ---------------
               Total                                2,100,000
                                                  ===============

   The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, then all of the shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

   The Company and the Selling Stockholders have been advised that the Underwriters propose to offer the shares of Common Stock in part directly to the public at the offering price set forth on the cover page of this Prospectus, and in part to certain selected dealers (who may include the Underwriters) at such public offering price less a selling concession not in
excess of $     per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share to certain brokers and
dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Underwriters.

   Certain of the Selling Stockholders have granted to the Underwriters an option to purchase up to an aggregate of 315,000 additional shares of Common Stock, at the public offering price, less the aggregate underwriting discounts and commissions shown on the cover page of this Prospectus, exercisable solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table and the Selling Stockholders will be obligated, pursuant to such over-allotment option to sell such shares of Common Stock to the Underwriters.

   The Company has agreed that, without the prior written consent of Lehman Brothers Inc., it will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for any such shares, for the period ending 180 days after the date of this Prospectus. All of the executive officers and directors of the Company and the Selling Stockholders have agreed pursuant to lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for the period ending 180 days after the date of this Prospectus. In addition, each of Charles Bakes, Lewis Bakes,

Portia Bakes, Sandra Bakes and Mark Spitzer have agreed pursuant to lock-up agreements that without the prior written consent of Lehman Brothers Inc., they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for the period ending one year after the date of this Prospectus. These restrictions on transfer shall not apply to shares of Common Stock beneficially owned by CII in the event the Company relocates outside of Connecticut.

   The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute, under certain circumstances, to payments that the Underwriters may be required to make in respect thereof.

   Certain persons participating in this offering may engage in transactions, including syndicate covering transactions or the imposition of penalty bids, which may involve the purchase of Common Stock of the Company on the Nasdaq National Market or otherwise. Such transactions may stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

   Any offers in Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the relevant province of Canada in which such offer is made.

   Purchasers of the Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

   The Representatives have informed the Company that they do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

                                LEGAL MATTERS

   The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Hale and Dorr LLP, Boston, Massachusetts, and for the Underwriters by Chadbourne & Parke LLP, New York, New York.

                                   EXPERTS

   The financial statements of the Company at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public facilities of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices in Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60611), and in New York (Seven World Trade Center, New York, New York 10007). Any interested party may obtain copies of all or any portion of the Registration Statement at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy and information statement and other information regarding registrants, such as the Company, that file electronically with the Commission. Any interested party may access such information at Web site http://www.sec.gov.

   The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act, with respect to the shares. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto, including the schedules and exhibits to such original

Registration Statement and any and all amendments thereto, including the schedules and exhibits to such original Registration Statement or any such amendment. This Prospectus does not contain all of the information set forth in the Registration Statement, to which reference hereby is made. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. Any interested person may inspect the Registration Statement, without charge, at the public reference facilities of the Commission as described in the previous paragraph.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.


                        INDEX TO FINANCIAL STATEMENTS

                                                           Page
                                                        ---------
Report of Independent Auditors                              F-2
Financial Statements
Balance Sheets as of December 31,
  1995 and 1996                                             F-3
Statements of Income for the years
  ended December 31, 1994, 1995 and
  1996                                                      F-5
Statements of Stockholders' Equity
  (Deficiency) for the years ended
  December 31, 1994, 1995 and 1996                          F-6
Statements of Cash Flows for the
  years ended December 31, 1994, 1995
  and 1996                                                  F-7
Notes to Financial Statements                               F-8

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
International Telecommunication Data Systems, Inc.

We have audited the accompanying balance sheets of International Telecommunication Data Systems, Inc. as of December 31, 1996 and 1995, and the related statements of income, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Telecommunication Data Systems, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                             ERNST & YOUNG LLP

Stamford, Connecticut
February 11, 1997

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

                                BALANCE SHEETS

                                                      December 31,
                                                ---------------------------
                                                   1995          1996
                                               -------------  -------------
                    Assets
Current assets:
Cash and cash equivalents                       $1,172,692    $ 4,138,575
Accounts receivable, net of allowance for
  doubtful accounts of $52,370 in 1996           1,348,787      3,232,967
Securities available for sale, at estimated
  market value (Note 2)                                 --     25,023,454
Prepaid expenses and other current assets          575,011      1,503,209
Deferred income taxes                               20,256         44,000
                                               -------------  -------------
    Total current assets                         3,116,746     33,942,205

Property and equipment:
Computers, including leased property under
  capital leases of $1,275,366 and $1,863,103,
  respectively                                   1,642,697      2,986,056
Furniture and fixtures, including leased
  property under capital leases of $33,119 in
  1995 and 1996                                     90,015        446,535
Trade booth                                         37,809         98,854
Equipment, including leased property under
  capital leases of $20,882 and $53,508,
  respectively                                      29,933        152,996
Leasehold improvements                              27,026        589,479
                                               -------------  -------------
                                                 1,827,480      4,273,920
Less: accumulated depreciation and
  amortization                                     709,911      1,328,228
                                               -------------  -------------
                                                 1,117,569      2,945,692
Other assets:
Product development costs--at cost, net of
  accumulated amortization of $286,110 and
  $586,215, respectively                           785,005      1,343,727
Other                                              185,563        165,913
Deferred income taxes                              228,823             --
                                               -------------  -------------
                                                 1,199,391      1,509,640
                                               -------------  -------------
    Total assets                                $5,433,706    $38,397,537
                                               =============  =============

                           See accompanying notes.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

                                                       December 31,
                                                ----------------------------
                                                   1995           1996
                                               -------------  --------------
     Liabilities and stockholders' equity
Current liabilities:
  Accounts payable                              $  256,001    $   685,739
  Accrued expenses                                 386,137        765,713
  Accrued compensation                             693,386        272,059
  Current portion of accrued rent liability         26,401         41,059
  Current maturities of notes payable               77,198             --
  Current maturities of long-term debt (Note 3)     69,240             --
  Current maturities of capital lease
    obligations (Note 7)                           398,261        538,238
                                               -------------  --------------
    Total current liabilities                    1,906,624      2,302,808
Accrued rent liability                              53,293         70,639
Long-term debt (Note 3)                          1,742,033             --
Capital lease obligations (Note 7)                 695,028        878,432
Deferred income taxes                                   --        407,000
Other                                               17,694         21,240
Commitments and contingencies (Note 8)                  --             --
Redeemable Preferred Stock--Class C $4,961
  par value, cumulative, nonvoting 250 shares
  authorized, 129 shares outstanding               640,000             --
Stockholders' equity (Note 4)
 Preferred Stock--Class A (net of issuance
  costs) $25,000 par value, noncumulative,
  nonvoting 50 shares authorized, 18 shares
  outstanding                                      400,400             --
 Preferred Stock--Class B (net of issuance
  costs) $250 par value, noncumulative,
  nonvoting 2,000 shares authorized, 1,500
  shares outstanding                               327,600             --
 Preferred Stock , $.01 par value, 2,000,000
  shares authorized, none issued                        --             --
 Common Stock, $.01 par value; 40,000,000
  shares authorized, 5,124,800 and 8,412,504
  shares issued, 4,875,200 and 8,412,504
  shares outstanding                                51,248         84,125
 Additional paid-in capital                             --     43,472,564
 Retained deficit                                     (184)    (8,802,298)
 Treasury stock, 249,600 shares                   (400,030)            --
 Unrealized loss on securities available for
   sale                                                 --        (36,973)
                                               -------------  --------------
Total stockholders' equity                         379,034     34,717,418
                                               -------------  --------------
Total liabilities and stockholders' equity      $5,433,706    $38,397,537
                                               =============  ==============

                           See accompanying notes.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

                             STATEMENTS OF INCOME

                                            Year ended December 31,
                                   -------------------------------------------
                                      1994           1995           1996
                                  ------------- --------------  --------------
Revenue                            $6,324,041    $10,820,815     $16,689,401
Costs and expenses:
 Operating expenses                 1,646,852      2,787,687       4,283,364
 General, administrative and
  selling expenses                  2,409,683      4,601,242       6,522,900
 Depreciation and amortization        405,873        640,917       1,053,472
 Systems development and
  programming costs                   755,387      1,183,141       2,115,305
                                  ------------- --------------  --------------
    Total costs and expenses        5,217,795      9,212,987      13,975,041
                                  ------------- --------------  --------------
Operating income                    1,106,246      1,607,828       2,714,360
Other income                           28,413         49,477         315,914
Interest expense                     (389,793)      (452,925)       (416,148)
                                  ------------- --------------  --------------
Income before income tax expense
  and extraordinary item              744,866      1,204,380       2,614,126
Income tax expense                     36,666        378,786       1,111,788
                                  ------------- --------------  --------------
Income before extraordinary item      708,200        825,594       1,502,338
Extraordinary loss (net of
  $158,038 tax benefit)                    --       (223,696)             --
                                  ------------- --------------  --------------
Net income                         $  708,200    $   601,898     $ 1,502,338
                                  ============= ==============  ==============
Pro forma income per common
  share:
 Income before extraordinary
  item                                           $       .13     $       .23
 Extraordinary loss                                     (.03)             --
                                                --------------  --------------
Pro forma net income                             $       .10     $       .23
                                                ==============  ==============
Shares used in computing pro
  forma income per common share                    6,194,171       6,593,206
                                                ==============  ==============

                           See accompanying notes.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

               STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                 Preferred Stock
                 -----------------------------------------------
                        Class A                 Class B           Common Stock
                 --------------------- -------------------------
                   Number                 Number                     Number
                  of Shares   $25,000    of Shares      $250       of Shares
                Outstanding  Par Value  Outstanding   Par Value   Outstanding
                 ---------- ---------- ------------ ------------  ------------
Balance at
  December 31,
  1993                18     $ 400,400     1,500      $ 327,600    5,091,200
Issuance of
  Common Stock                                                        33,600
Net income
Preferred Stock
  dividends
  declared
Purchase of
  treasury stock                                                    (249,600)
                 ---------- ---------- ------------ ------------  ------------
Balance at
  December 31,
  1994                18       400,400     1,500        327,600    4,875,200
Issuance of
  Preferred
  Stock
Net income
Preferred Stock
  dividends
  declared
                 ---------- ---------- ------------ ------------  ------------
Balance at
  December 31,
  1995                18       400,400     1,500        327,600    4,875,200
Net income
Preferred Stock
  dividends
  declared
Retirement of
  treasury stock
Recapitalization
  of
  Class A & B
  Preferred
  Stock              (18)     (400,400)   (1,500)      (327,600)     852,812
Compensation
  paid in Common
  Stock                                                               46,768
Conversion of
  Class C
  convertible
  Preferred
  Stock                                                              103,200
Exercise of
  warrants                                                           334,524
Sale of Common
  Stock, net of
  expenses                                                         2,200,000
Net unrealized
  loss on
  securities
  available for
  sale
                 ---------- ---------- ------------ ------------  ------------
Balance at
  December 31,
  1996                --     $    --          --      $    --      8,412,504
                 ========== ========== ============ ============  ============

                                                                      Net
                                                                  Unrealized
                                                                    Loss on
                    $.01    Additional   Treasury     Retained    Securities
                     Par      Paid-in    Stock at     Earnings     Available
                    Value     Capital      Cost       (Deficit)    for Sale       Total
                 ---------- ---------- ------------ ------------ ------------  ------------
Balance at
  December 31,
  1993             $50,912        $20,183  $     --     $(1,301,800) $    --       $(502,705)
   Issuance of
    Common Stock       336         30,429                                             30,765
   Net income                                               708,200                  708,200
   Preferred Stock
    dividends
    declared                      (22,500)                                           (22,500)
   Purchase of
    treasury stock                         (400,030)                                (400,030)
                   ----------  ---------- ------------ ------------  ------------  ------------
Balance at
  December 31,
  1994              51,248         28,112  (400,030)       (593,600)        --      (186,270)
 Issuance of
   Preferred
   Stock
 Net income                                                 601,898                  601,898
 Preferred Stock
  dividends
  declared                        (28,112)                   (8,482)                 (36,594)
                   ----------   ---------- ------------ ------------ ------------  ------------
Balance at
  December 31,
  1995              51,248             --  (400,030)           (184)        --       379,034
 Net income                                               1,502,338                1,502,338
 Preferred Stock
  dividends
  declared                                                  (79,236)                 (79,236)
 Retirement of
  treasury stock    (2,496)      (397,534)  400,030                                       --
 Recapitalization
  of
  Class A & B
  Preferred
  Stock              8,528     10,119,688               (10,225,216)                (825,000)
 Compensation
  paid in Common
  Stock                468        634,081                                            634,549
 Conversion of
  Class C
  convertible
  Preferred
  Stock              1,032        638,968                                            640,000
 Exercise of
  warrants           3,345        819,614                                            822,959
 Sale of Common
  Stock, net of
  expenses          22,000     31,657,747                                         31,679,747
 Net unrealized
  loss on
  securities
  available for
  sale                                                                (36,973)       (36,973)
                 ----------   ---------- ------------  ------------ ------------ ------------
Balance at
  December 31,
  1996             $84,125    $43,472,564  $     --     $(8,802,298) $(36,973)   $34,717,418
                 ==========   ========== ============  ============ ============ ============

                           See accompanying notes.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

                           STATEMENTS OF CASH FLOWS

                                              Year ended December 31,
                                      ---------------------------------------
                                         1994        1995           1996
                                     ----------  ------------- --------------
Operating activities
Income before extraordinary loss      $  708,200  $  825,594    $   1,502,338
Adjustments to reconcile income
  before extraordinary loss to net
  cash provided by operating
  activities:
   Depreciation and amortization         405,873     640,917       1,053,472
   Compensation paid in Common Stock      30,135          --         634,549
   Deferred interest expense             342,032          --              --
   Loss (gain) on disposal of
    equipment                             14,705        (245)         10,009
   Deferred income taxes                      --     (93,960)        612,079
   Change in operating assets and
    liabilities:
    Accounts receivable                 (429,785)   (457,609)     (1,884,180)
    Prepaid expenses and other current
     assets                                8,300    (236,378)       (875,072)
    Accounts payable and accrued
     expenses                             93,574     781,049         390,831
    Other assets and liabilities, net    (13,310)   (157,414)          1,766
                                      ----------  ------------- --------------
Net cash provided by operating
  activities                           1,159,724   1,301,954       1,445,792
Investing activities
Capital expenditures                    (144,624)    (17,358)     (1,852,701)
Proceeds from sale of equipment               --      13,500              --
Purchase of securities available for
  sale                                        --          --     (25,060,427)
Purchase of investments held to
  maturity                              (200,000)   (245,069)       (353,126)
Proceeds from maturities of
  investments                            200,000      99,286         300,000
Product development costs               (288,602)   (479,316)       (858,827)
                                     ----------  ------------- --------------
Net cash used for investing
  activities                            (433,226)   (628,957)    (27,825,081)
Financing activities
Principal payments on long-term debt    (292,668)   (276,507)     (1,811,273)
Payment to retire Preferred Stock             --          --        (825,000)
Principal payments on notes payable      (18,672)    (76,001)        (76,958)
Principal payments on capital lease
  obligations                            (98,590)   (166,297)       (362,223)
Proceeds from sale of Common Stock           630          --      32,502,706
Proceeds from sale of Preferred
  Stock                                       --     640,000              --
Dividends paid                           (22,500)    (33,750)        (82,080)
Purchase of treasury stock              (240,000)         --              --
                                     ----------  ------------- --------------
Net cash provided by (used for)
  financing activities                  (671,800)     87,445      29,345,172
Net increase in cash and cash
  equivalents                             54,698     760,442       2,965,883
Cash and cash equivalents at
  beginning of year                      357,552     412,250       1,172,692
                                     ----------  ------------- --------------
Cash and cash equivalents at end of
  year                                $  412,250  $1,172,692    $  4,138,575
                                     ==========  ============= ==============
Supplemental disclosures of cash
  flow information:
Cash paid during the year for
  interest                            $  335,731  $  447,241    $    434,092
Cash paid during the year for taxes   $  481,700  $  419,700    $    819,897
Supplemental disclosure of noncash
  financing activities:
Capital lease obligations totaling $234,512, $960,059 and $685,604 in the years ended December 31, 1994, 1995 and 1996, respectively, were incurred for the acquisition of new equipment.
In 1994, notes payable totaling $175,000 with a present value of $160,030 were issued when the Company repurchased Common Stock.


                           See accompanying notes.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                        NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

   The Company provides comprehensive transactional billing and management information solutions to providers of wireless, long distance and satellite telecommunications services. These solutions are built upon a flexible proprietary software technology to address customer requirements as they evolve, regardless of market segment, geographic area or mix of network features or billing options. The Company typically provides its services to customers under exclusive contracts with terms ranging from three to four years, and bills customers monthly, typically on a per subscriber basis. As a result, substantially all of the Company's revenue is recurring in nature, and increases as a customer's subscriber base grows.

Basis of Presentation

   Property and equipment are carried at cost, less accumulated depreciation computed using the straight-line method over the estimated useful lives of the assets.

   The Company acquired certain software, which is carried at cost, less accumulated amortization computed using the straight-line method based on an estimated life of five years.

   The Company capitalizes software development costs incurred in the development of software used in its product and service line only after establishing commercial and technical viability and ceases when the product is available for general release. The capitalized costs include salaries and related payroll costs incurred in the development activities. Software development costs are carried at cost less accumulated amortization computed using the greater of the amount resulting from applying the ratio that current gross revenue for the product bears to total and anticipated future gross revenue for the product to capitalized costs or the straight-line method over the remaining estimated useful life of the product; generally, such deferred costs are amortized over five years. During the years ended December 31, 1994, 1995 and 1996, $90,682, $166,292 and $300,105,
respectively, of capitalized software development costs were amortized.

   Revenues and costs associated with the recurring process of providing billing and other service/software solutions are recognized at the time services are performed. License fees and related costs are recognized upon execution of the licensing agreement and delivery of the software to the customer, provided that the Company has no significant related obligations or collection uncertainties remaining. Where there are significant obligations related to the development and enhancement of the software, license fees are recorded over the expected installation period or the term of the respective contract. As of December 31, 1996, accounts receivable includes $118,000 relating to a license agreement that is being recorded over the expected installation period that cannot be billed until the installation is completed, which is expected to occur during July 1997. In addition, accounts receivable at December 31, 1995 and 1996 include $439,433 and $1,278,412, respectively, for services rendered prior to December 31 which were billed in January of the following year when the billing cycles were complete.

   In 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Statement, which has been adopted in 1996, requires companies to investigate potential impairments of long-lived assets on an exception basis, when there is evidence that events or changes in circumstances have made recovery of an asset's carrying value unlikely. The adoption of Statement No. 121 has not had a material effect on the Company's financial position or results of operations.

   Pro forma net income per share of Common Stock, is calculated using the weighted average number of shares of common stock outstanding and common stock equivalents, if dilutive, after giving effect to the retirement of the Company's Class A and B Preferred Stock, the issuance of 852,812 post-split shares of Common Stock to the holders of the Class A and B Preferred Stock, the conversion of the Series C Preferred Stock and the 800-for-1 stock split referred to in Note 4. Common and common equivalent shares issued during the twelve month period

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

prior to the initial public offering ("IPO") at prices below the IPO price are included in the calculations, using the treasury stock method, as if they were outstanding for all periods presented. There was no dilutive impact from stock options during the periods.

   Fully diluted EPS did not differ significantly from primary EPS for any period presented.

   Supplemental earnings per share, assuming, at the beginning of the respective periods, the exercise of the warrants, the redemption and conversion of all outstanding Preferred Stock, and the sale of Common Stock, the proceeds of which were used for debt retirement, are as follows:

                                        Year ended
                                       December 31,
                                       1995    1996
                                      --------------
Income before extraordinary item      $ .17    $.24
Extraordinary item                     (.04)     --
                                      --------------
Net income                            $ .13    $.24
                                      ==============

Cash Equivalents

   The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.
Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

   Certain reclassifications were made to conform prior years' data to the current presentation.

Major Customers

   The Company markets its services through a core team of senior executives and is in the process of developing a direct sales force.

   Three customers accounted for approximately 32.0%, 34.8% and 39.7% of the Company's total revenues in 1994, 1995 and 1996, respectively. The president and chief executive officer of one of these customers is a director of the Company. Revenues from this customer, whose cellular territories are being sold, many of which to existing ITDS customers, accounted for approximately 9.4%, 15.2%, and 12.5% of the Company's total revenues in 1994, 1995 and 1996, respectively. Credit losses have not been significant.


2. INVESTMENTS

   Prepaid expenses and other current assets includes short-term investments of $295,069 and $348,195 as of December 31, 1995 and 1996, respectively. These investments are recorded at cost plus accrued interest (approximates market), which consist of United States Treasury Bills, maturing on or before April 3, 1997. These short-term investments are classified as held to maturity as the Company has the ability and intent to hold the investments to maturity. The income from these investments is included in other income.

   Securities available for sale consist of United States Treasury Notes with a 6% coupon rate maturing on August 15, 1999. These securities are recorded at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The net unrealized loss as of December 31, 1996 was $36,973.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)

2. INVESTMENTS

The premium of approximately $64,000 paid for these investments is being amortized into income on the straight- line basis based on the maturity date. Amortization of the premium and accrued interest are included in other income.

3. DEBT

   At December 31, 1994, the Company had an aggregate of $1,316,575 payable to Connecticut Innovations Incorporated ("CII") under certain debt agreements dated August 16, 1991 and July 21, 1992 with face amounts of $600,000 and $350,000, respectively. These loans required payment of principal and interest which were calculated based on revenues for the period multiplied by a specified percentage rate. These loans were structured such that they would be considered paid in full based upon the aggregate payments (principal and interest) at specified dates. Based on the estimated payments, the imputed interest rate approximated 25% at December 31, 1994. On June 30, 1995, the Company consolidated these loans with CII into one loan with a principal amount of $1,485,000 at a 14.5% interest rate.

   The Company also had a loan payable to CII, originally issued in 1993 for $350,000 at a 10% interest rate, which was refinanced in December 1994 with a $389,472, 10% interest bearing note. This note included principal plus accrued interest on the original loan. The new note was payable in equal monthly installments over 60 months and had a balance of $326,273 at December 31, 1995.

   In addition, pursuant to the August 16, 1991 debt agreement, as amended, between the Company and CII, the Company was obligated to make a one-time payment to CII of $200,000 upon (i) the closing of an initial public offering, (ii) the sale of the Company through merger, sale of assets or otherwise or (iii) the exclusive or semi-exclusive licensing agreement for the sale of any product of the Company. This one-time payment was charged to 1996 operations.

   With the net proceeds from the IPO, the Company retired substantially all long-term debt and a portion of its capital lease obligations.

   In 1994, the Company issued notes payable of $175,000 with no stated interest. Interest of 9% has been imputed on these notes. Certain of these notes are guaranteed by certain officers and stockholders of the Company. The notes were paid in full in 1996.

4. CAPITAL STOCK

   The Company completed its IPO in October 1996. The Company sold 2 million shares at an initial public offering price of $16 per share, resulting in proceeds to the Company of approximately $28.7 million, after deducting expenses. In addition, on November 18, 1996 the Company received approximately $3.0 million, net of expenses, upon the exercise of the underwriters' over-allotment option to purchase 200,000 shares of Common Stock.

   In connection with the IPO, the Company's Certificate of Incorporation was amended to authorize the issuance of up to 40,000,000 shares of Common Stock, $.01 par value per share and the issuance of up to 2,000,000 shares of Preferred Stock, $.01 par value per share. Pursuant to a recapitalization the Company was reincorporated in the State of Delaware and an 800-for-1 split of its Common Stock was effected.

   A portion of the proceeds from the Company's IPO were used to retire substantially all of the Company's outstanding debt. In addition, the Company's Class A and B Preferred Stock was retired and the holders of such shares were issued an aggregate of 852,812 post-split shares of the Company's Common Stock and were paid an aggregate amount of $825,000. The distribution of the 852,812 shares of the Company's Common Stock, valued at $12 per share, for an aggregate of $10.2 million, resulted in a one-time, noncash charge to retained earnings and a corresponding increase to additional paid-in-capital. Further, immediately prior to the IPO, CII exercised outstanding warrants to purchase 334,524 post-split shares of the Company's Common Stock at an aggregate

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)

4. CAPITAL STOCK (Continued)

purchase price of $822,959. In addition, upon the closing of the IPO all of the outstanding shares of Series C Preferred Stock of the Company (all of which were held by CII) converted into an aggregate of 103,200 post-split shares of Common Stock. The Company retired all shares held in treasury immediately prior to its IPO.

   Each share of Class A Preferred Stock was entitled to a noncumulative dividend equal to 10% of the Class A par value, and a priority return on its par value, plus .5% of any proceeds generated from a liquidating distribution, or .5% of the then outstanding common stock (exclusive of shares issuable upon exercise of certain warrants) immediately prior to a public offering.

   Each 100 shares of Class B Preferred Stock was entitled to a noncumulative dividend equal to 10% of the Class B par value, and a priority return on its par value, plus .375% of any proceeds generated from a liquidating distribution, or .375% of the then outstanding Common Stock (exclusive of shares issuable upon exercise of certain warrants) immediately prior to a public offering. The Class B shares were subordinate to the shares of Class A Preferred Stock with respect to dividends, capital transactions and liquidating distributions.

   The Class C Preferred Stock was junior to the Class A and B Preferred Stock with regard to liquidation and dividend preference, was entitled to an 8% cumulative dividend and was convertible into Common Stock at any time at the option of the holder on a 800-for-one basis. The stock could have been put to the Company upon the occurrence of certain events at a price to have been determined at the put date as defined in the agreement. In addition, the holders of the Class C Preferred Stock could have demanded registration of the stock in certain circumstances.


5. STOCK OPTION PLAN

   The Company's 1996 Stock Incentive Plan authorizes the grant of options to employees, directors and consultants of the Company for up to 1,000,000 shares of the Company's Common Stock. Generally, options granted have 10 year terms and vest and become fully exercisable at the end of 4 years of continued employment. In addition, a total of 200,000 common shares have been authorized for issuance under the Company's 1996 Employee Stock Purchase Plan.

   A summary of the Company's activity in the stock option plans and related information for the year ended December 31 follows:

                                                               Weighted-
                                                                Average
                                                  Options   Exercise Price
                                                  --------- ---------------
  Outstanding--December 31, 1995                        --          --
  Granted                                          393,700     $ 13.94
  Exercised                                             --          --
  Forfeited                                          1,500       14.00
                                                  ---------
  Outstanding--December 31, 1996                   392,200       13.94
                                                  =========
  Exercisable at December 31, 1996                  16,062       18.36
                                                  =========
  Weighted-average fair value of options
    granted during the year                       $   7.29

   Exercise prices for options outstanding as of December 31, 1996 ranged from $12 to $21. The weighted average remaining contractual life of those options is 9.75 years.

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)

5. STOCK OPTION PLAN

for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

   Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of the Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1996: risk-free interest rates of 5%; no dividend yield; a volatility factor of the expected market price of the Company's Common Stock of 0.71; and a weighted-average expected life of 5 years.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the year ended December 31 follows:

                                                      1996
                                                   ----------
                 Pro forma net income              $1,189,597
                                                   ==========
                 Pro forma earnings per share      $      .18
                                                   ==========

   These pro forma effects may not be representative of the effects on future years because of the prospective application required by Statement No. 123, and the fact that options vest over several years and new grants may be made each year.

   Under the employee stock purchase plan, shares of the Company's Common Stock may be purchased at six-month intervals at 85% of the lower of the fair market value on the first or the last business day of each six-month period. Employees may purchase shares having a value not exceeding 10% of their gross compensation, up to $25,000 of the fair market value of such Common Stock, during an offering period.

6. DEFERRED COMPENSATION

   The Company had a deferred compensation plan for certain nonshareholder key employees. The deferred compensation is based upon the award of performance units, the value of which is related to the financial performance of the Company. The performance units vest incrementally over a ten year period from the date of grant or vest 100% upon a public offering. At December 31, 1995, unvested performance units with an aggregate value of $51,150 were outstanding. These were paid in full as a result of the IPO of the Company's Common Stock.

   In accordance with the terms of an employment agreement, as amended on September 30, 1996, an employee received a payment of $275,000 in 1996 and, as a result of the public offering of the Company's Common Stock, the right to purchase 18,333 shares of the Company's Common Stock for $.01 per share. In addition, during 1996 an employee was given the right to purchase 28,435 shares of the Company's Common Stock for $.01 per share. During 1996, these employees acquired the shares and the difference between the exercise price and the fair value on the date of grant was charged to compensation expense.

   In connection with an employment agreement entered into during 1996, an employee was awarded 24,000 shares of the Company's Common Stock with a fair value of $336,000 when awarded. The shares become vested

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)

6. DEFERRED COMPENSATION

25% on April 1, 1997, and an additional 25% becomes vested on October 31 of each of 1998, 1999 and 2000, provided that vesting will accelerate upon the sale of the Company. The fair value of the shares on the date of award is being amortized over the vesting period.

7. CAPITALIZED LEASE OBLIGATIONS

   The Company leases computer equipment and office furniture under capital leases expiring in various years through 2000. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. Depreciation of assets under capital leases is included in depreciation expense.

   Maturities of capital lease obligations are as follows as of December 31, 1996:

             1997                                          $  684,864
             1998                                             496,628
             1999                                             260,527
             2000                                             169,326
                                                          ------------
             Total lease obligations                        1,611,345
             Less: amount representing interest               194,675
                                                          ------------
             Present value of minimum lease payments       $1,416,670
                                                          ============

8. COMMITMENTS AND CONTINGENCIES

   On June 11, 1996, the Company entered into a noncancelable lease expiring on August 31, 2000 for 48,222 square feet of office space in Stamford, Connecticut. In connection therewith, the Company obtained a letter of credit in the initial amount of $362,000 as security for the lease. The letter of credit is renewable annually and is subject to an annual fee of 1%. Minimum future rental payments due under such lease are $723,330 per year. In addition, the Company obtained a $250,000 credit facility. The credit facility expires on August 31, 1997 and bears interest at the bank's prime lending rate. The letter of credit and credit facility is secured by substantially all of the assets of the Company.

   The Company also leases Connecticut office facilities, which have been sublet, under a noncancelable operating lease expiring in April 1999. The Company recognizes rental expense on a straight line basis over the term of the lease.

   Rent expense was $221,225, $330,914 and $591,729 for the years ended December 31, 1994, 1995 and 1996, respectively.

   Minimum future rental payments due under such leases as of December 31, 1996 are as follows:

                       1997                      $  922,958
                       1998                         922,958
                       1999                         773,237
                       2000                         482,220
                                                 -----------
                                                  3,101,373
                       Less: sublease income       (423,453)
                                                 -----------
                                                 $2,677,920
                                                 ===========

   The Company is also obligated to pay utilities and property taxes above the landlords' base year costs.

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)

8. COMMITMENTS AND CONTINGENCIES

   The Company has entered into employment contracts with various officers and other employees. The contracts expire in one to four years and require the Company to pay base compensation of $435,200 during 1997 plus ordinary bonuses and other benefits.

   The Company maintains an employee savings plan that qualifies as a cash or deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the plan, participating employees may defer up to 15% of their pre-tax compensation, but not more than $9,500 per calendar year. The Company does not contribute to the plan.

   The Company is not party to any material legal proceedings.

9. EXTRAORDINARY ITEM

   As described in Note 3, on June 30, 1995 the Company refinanced existing debt with CII. In doing so, the Company recorded an extraordinary loss of $223,696 which is net of a $158,038 tax benefit. Such extraordinary loss was due to a negotiated acceleration of payments due to early termination of the debt agreement.

10. INCOME TAXES

   Significant components of income tax expense (benefit) before extraordinary item are as follows:

                                       Year ended December 31,
                                 -----------------------------------
                                    1994       1995         1996
                                  --------------------  ------------
             Current:
              Federal             $28,828    $344,360    $  334,029
              State                 7,838     128,386       118,333
                                  --------------------  ------------
                                   36,666     472,746       452,362
                                  --------------------  ------------
             Deferred:
              Federal                  --     (62,640)      484,036
              State                    --     (31,320)      175,390
                                  --------------------  ------------
                                       --     (93,960)      659,426
                                  --------------------  ------------
             Total tax expense    $36,666    $378,786    $1,111,788
                                  ====================  ============

   A reconciliation of the applicable federal statutory rate to the Company's effective tax (benefit) rate from income before income tax expense and extraordinary item follows:

                                                 1994      1995     1996
                                                -------- -------- --------
Statutory rate                                    34.0%    34.0%    34.0%
State income taxes, net of federal income tax
  benefit                                          0.7      5.3      7.4
Debt consolidation expenses                         --    (10.1)      --
Net operating loss carryforwards                 (41.9)      --       --
Alternative minimum tax                            2.5       --       --
Nondeductible interest expense                     6.4       --       --
Other, net                                         3.2      2.3      1.1
                                                -------- -------- --------
                                                   4.9%    31.5%    42.5%
                                                ======== ======== ========

              INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)

10. INCOME TAXES

   Significant components of the Company's deferred tax assets and liabilities are as follows:

                                             December 31
                                      -------------------------
                                          1995         1996
                                      -----------  -------------
Deferred tax liabilities:
 Software development costs             $443,709    $  798,862
 Capitalized leases                      173,026       382,521
                                      -----------  -------------
Total deferred tax liabilities           616,735     1,181,383
                                      -----------  -------------
Deferred tax assets:
 Deferred charges                         33,013        46,092
 Depreciation and amortization           323,010       719,748
 Accrued compensation                     26,408        26,937
 Reserve for doubtful accounts                --        21,521
 Interest                                483,383         4,085
Total deferred tax assets                865,814       818,383
                                      -----------  -------------
Net deferred tax asset (liability)      $249,079    $  (363,000)
                                      ===========  =============

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 1996 (in thousands, except per-share data):

                                           Three Months Ended
                               -------------------------------------------
                                3/31/96   6/30/96    9/30/96    12/31/96
                               ---------  ---------  --------------------
Revenue                         $3,934     $3,931     $4,139     $4,685
Operating income (loss)          1,054        877       (273)     1,056
Net income (loss)                  549        445       (240)       748
Pro forma net income (loss)
  per share                        .09        .07       (.04)       .10

                                           Three Months Ended
                               -------------------------------------------
                                3/31/95   6/30/95    9/30/95    12/31/95
                               ---------  ---------  --------------------
Revenue                         $2,179     $2,707     $2,958     $2,977
Operating income                   336        558        400        314
Income before extraordinary
  item                             150        317        231        128
Net income                         150         93        231        128
Pro forma income before
  extraordinary item per
  share                            .02        .05        .04        .02
Pro forma net income per
  share                            .02        .02        .04        .02

   The sum of the quarters' net income per share may not equal the full year per-share amounts due to rounding differences resulting from changes in the number of common shares outstanding.

   During the third quarter of 1996, the Company incurred a one-time charge for compensation related to two newly hired employees of $909,548 or $.09 per share. The fourth quarter of 1996 includes a one-time charge associated with the IPO of $200,000 or $.01 per share.

12. SUBSEQUENT EVENTS

   During 1997, the Company anticipates selling up to 500,000 shares of its Common Stock in a follow-on offering.

                       [Inside Back cover of Prospectus]

                 [Picture of Globe with ITDS Family of Products]

                          The ITDS Family of Products

                                  ITDS 10X(R)
                 CORD Compliant                 SwitchLink

           GSM/PCS
          Compliant                                  CreditLink

   10XArchive               [Photo of Globe]           InventoryScan

   10XWrite                                           General Ledger
Report Writer                  [ITDS logo]               Interface
                             INTERNATIONAL
    Debit/Threshold        TELECOMMUNICATION          Collections
       Billing*              DATA SYSTEMS               Module

               PayScan                 Point Of Sale

* Under Development

ITDS provides comprehensive transactional billing and management information solutions to providers of wireless, long distance and satellite telecommunications services. The Company uses its robust and flexible proprietary software technology to develop billing solutions which address customer requirements as they evolve, regardless of market segment, geographic area or mix of network features or billing options.

================================================================================
 No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any of the Selling Stockholders or any of the Underwriters. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

           -------------

         TABLE OF CONTENTS

                                     Page
                                   -------
Prospectus Summary                      3                2,100,000 Shares
Risk Factors                            6
Use of Proceeds                        11                  [ITDS logo] ITDS
Price Range of Common Stock            11                 INTERNATIONAL
Dividend Policy                        11               TELECOMMUNICATION
Capitalization                         12                  DATA SYSTEMS
Selected Financial Data                13
Management's Discussion and                                Common Stock
  Analysis of Financial Con-
  dition and Results of Op-                               -------------
  erations                             15                   PROSPECTUS
Business                               20                       , 1997
Management                             31                 -------------
Certain Transactions                   35
Principal and Selling                                    Lehman Brothers
  Stockholders                         37               Alex. Brown & Sons
Description of Capital                                     Incorporated
  Stock                                39                Cowen & Company
Shares Eligible for Future
  Sale                                 41
Underwriting                           43
Legal Matters                          44
Experts                                44
Available Information                  44
Index to Financial State-
  ments                               F-1

================================================================================

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth an estimate (except for the SEC registration fee and NASD filing fee) of the fees and expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions.

              SEC Registration Fee                          $ 16,970
              NASD Filing Fee                                  6,100
              Nasdaq National Market Listing Fee              17,500
              Blue Sky Fees and Expenses                       5,000
              Transfer Agent and Registrar Fees                3,500
              Accounting Fees and Expenses                    80,000
              Legal Fees and Expenses                         80,000
              Printing, Engraving and Mailing Expenses       150,000
              Miscellaneous                                   10,930
                                                          ----------
              Total                                         $370,000

Item 14. Indemnification of Directors and Officers

   Article SEVENTH of the Registrant's Certificate of Incorporation (the "Certificate of Incorporation") provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

   Article EIGHTH of the Registrant's Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a Director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

   Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

   Article EIGHTH of the Registrant's Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

   Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances. Under the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1 hereto.

Item 15. Recent Sales of Unregistered Securities

   Set forth in chronological order below is information regarding the number of shares of Common Stock and Preferred Stock issued by the Registrant since January 1, 1994. Also included is the consideration, if any, received by the Registrant for such shares, and information relating to the section of the Securities Act of 1933, as amended (the "Securities Act"), or rule of the Securities and Exchange Commission under which exemption from registration was claimed. No sale of securities involved the use of an underwriter and no commissions were paid in connection with the sales of any securities. The following descriptions give effect to the Recapitalization.

   In 1994, the Company issued an interest-free note payable to a former stockholder in the amount of $150,000 as part of the settlement of litigation.

   On December 29, 1994, the Company issued to Connecticut Innovations, Incorporated ("CII") a warrant (the "1994 Warrant") in connection with the issuance by the Company of the promissory note in the amount of $389,500. Immediately prior to the Company's Initial Public Offering, CII exercised the 1994 Warrant to purchase 116,193 shares of Common Stock at a price of $3.31345 per share.

   On December 29, 1994, the Company issued a substitute warrant originally issued to CII on July 21, 1992 (the "Substitute 1992 Warrant"). Immediately prior to the Company's Initial Public Offering, CII exercised the Substitute 1992 Warrant to purchase 218,331 shares of Common Stock at an exercise price of $2.00594 per share.

   On December 30, 1994, the Company issued 33,600 shares of Common Stock to James V. O'Neill in consideration of services performed by Mr. O'Neill during the years ended December 31, 1993 and 1994.

   On December 11, 1995, the Company issued to CII 129 shares of Class C Convertible Preferred Stock at a purchase price of $4,961.24 per share. Such shares converted into an aggregate of 103,200 shares of Common Stock upon the consummation of the Company's Initial Public Offering in October 1996.

   On September 27, 1996 as part of the Company's recapitalization, (i) all of the Company's Series A Preferred Stock was converted into an aggregate of 524,808 shares of Common Sock and promissory notes in the aggregate amount of $450,000 and (ii) all of the Company's Series B Preferred Stock was converted into an aggregate of 328,004 shares of Common Stock and promissory notes in the aggregate amount of $375,000.

   On January 1, 1997, the Company loaned to Mr. Juliano, an executive officer of the Company, a promissory note in the principal amount of $54,000, due and payable on November 2, 1998, at an interest rate of 8.5%, secured by a pledge of 24,000 shares of Common Stock held by Mr. Juliano.

   The shares of capital stock and securities issued in the above transactions were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act or Regulation D or Rule 701 promulgated under the Securities Act, relative to sales by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

EXHIBIT
NUMBER                         DESCRIPTION
 -----    -----------------------------------------------------
 1       Form of Underwriting Agreement.
*3.1     Certificate of Incorporation of the Registrant, as
           amended.
*3.2     By-Laws of the Registrant.
*4.1     Specimen Certificate for shares of Common Stock, $.01
           par value, of the Registrant.
 5       Opinion of Hale and Dorr LLP with respect to validity
           of the securities being offered.
*10.1    Form of 1996 Equity Incentive Plan.
*10.2    1996 Employee Stock Purchase Plan.
*10.3    Employment Agreement between the Registrant and Barry
           K. Lewis.
 10.4    Employment Agreement between the Registrant and
           Joseph Juliano.
*10.5    Stock Purchase Agreement dated December 11, 1995, as
           amended, between the Registrant and Connecticut Innovations, Incorporated relating to Class C Convertible Preferred Stock.
*10.6    Form of Lease between the Company and 969 Associates,
           dated December 1990.
*10.7    Sublease dated June 11, 1996 between the Registrant
           and Learning International, relating to
           225 High Ridge Road, Stamford, Connecticut.
 21      Subsidiaries of the Registrant.
 23.1    Consent of Hale and Dorr LLP (included in Exhibit 5).
 23.2    Consent of Ernst & Young LLP.
 24      Power of Attorney (included on the signature page of
           this Registration Statement).

-------------

* Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-11045), as amended, originally filed with the Securities and Exchange Commission on August 29, 1996.

   (b) Financial Statement Schedules

   All schedules have been omitted because they are not required or because the required information is given in the Financial Statements or Notes thereto.

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Certificate of Incorporation and By -Laws of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser. The undersigned Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on this 27th day of February, 1997.

                                    INTERNATIONAL TELECOMMUNICATION
                                    DATA SYSTEMS, INC.

                                    By: /s/ Charles L. Bakes
                                            Charles L. Bakes
                                            President


                       POWER OF ATTORNEY AND SIGNATURES

   We, the undersigned officers and directors of International Telecommunication Data Systems, Inc., hereby severally constitute and appoint Charles L. Bakes, Mark D. Spitzer and John A. Burgess, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and any subsequent Registration Statement for the same offering which may be filed under Rule 461(d) and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable International Telecommunication Data Systems, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                   Title                            Date
------------------------    ----------------------------     ------------------
/s/ Charles L. Bakes        President, Chief Executive
    --------------------    Officer and Director
    Charles L. Bakes        (Principal Executive Officer)    February 27, 1997

                            Chief Financial Officer
/s/ Mark D. Spitzer         (Principal Financial and
    --------------------    Accounting Officer) and
    Mark D. Spitzer         Director                         February 27, 1997

/s/ Lewis D. Bakes
    --------------------
    Lewis D. Bakes          Director                         February 27, 1997

/s/ Stuart L. Bell
    --------------------
    Stuart L. Bell          Director                         February 27, 1997

/s/ Michael E. Kalogris
    --------------------
    Michael E. Kalogris     Director                         February 27, 1997